Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/28/2018	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: BOX Options Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   101 Arch Street, Suite 610 Boston, MA 02110



18002763

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:

   (617) 235-2235 (Telephone) (617) 235-2253 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Lisa J. Fall (Name) President (Title) (617) 235-2235 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Alanna Barton
   101 Arch Street, Suite 610
   Boston, MA 02110

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): [illegible] (b) State/Country of formation: Delaware USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete

Date: 6/28/2018 (MM/DD/YY) BOX Options Exchange LLC (Name of applicant)

By: ______ (Signature) Lisa J. Fall President (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



BOX℠ OPTIONS

COPY

June 28, 2017

Via FedEx

Mr. David Hsu
Assistant Director
Division of Trading and Markets
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 27 to Form 1

Dear Mr. Hsu:

Enclosed for filing are an original and two copies of Amendment No. 27 to Form 1 (the "Amendment"). The Amendment includes an updated execution page and complete Exhibits D, I, K, M and N pursuant to Exchange Act Rule 6a-2(b).[1]

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this annual Amendment No. 27.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

[1] 17 C.F.R. § 240.6a-2(b).

101 Arch Street, Suite 610, Boston, MA 02110
Tel.: 617-235-2291 ▪ Fax: 617-235-2253

www.boxoptions.com

135 S. LaSalle Street, Suite 4250, Chicago, IL 60603
Tel.: 312-251-7000 ▪ Fax: 312-251-7001


BOX
OPTIONS

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 27
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 27. The Form 1 application is not being modified in any respect other than to the extent set forth below.


BOX
OPTIONS

Amendment to:

Exhibit D

Request:
For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Exhibit D is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit D as set forth below.

Response:

2016 financial information is provided for the entities set forth below. Financial information for the Exchange is included in Exhibit I. Financial information for Foreign Indirect Affiliates, as defined in Exhibit C, is not included.

1. Exhibit D-1, BOX Holdings Group LLC
2. Exhibit D-2, BOX Market LLC
3. Exhibit D-3, TMX Group Limited
4. Exhibit D-4, Bourse de Montréal Inc.
5. Exhibit D-5, MX US 1, Inc.
6. Exhibit D-6, MX US 2, Inc.


BOX
OPTIONS

Exhibit D-1 – BOX Holdings Group LLC

The 2017 audited financial statement for BOX Holdings Group LLC is being finalized and will be forwarded separately once available.


BOX
OPTIONS

Exhibit D-2 – BOX Market LLC

The 2017 audited financial statement for BOX Market LLC is being finalized and will be forwarded separately once available.


BOX
OPTIONS

Exhibit D-3 – TMX Group Limited

Non-Consolidated Financial Statements of

TMX GROUP LIMITED

Year ended December 31, 2017 and 2016

(in thousands of Canadian dollars)

(unaudited)

TMX GROUP LIMITED

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 18,996	$ 60,546
Other receivables	1,509	-
Prepaid expenses	91	246
Due from related parties	13,891	486
Current income tax assets	-	507
	34,487	61,785
Non-current assets:		
Other non-current assets	611	648
Fair value of interest rate swaps	1,095	76
Investment in Bermuda Stock Exchange	762	-
Investment in FTSE TMX Global Debt Capital Markets Limited, at equity	50,152	-
Investment in The Canadian Depository for Securities Limited	173,622	173,622
Investment in Montreal Exchange Inc.	1,225,694	-
Investment in Shorcan Brokers Limited	16,091	-
Investment in TMX Group Inc.	-	3,800,558
Investment in TMX Group US Inc.	21,761	-
Investment in TSX Inc.	328,720	-
Investment in TSX Trust Company	73,720	-
Investment in Trayport Holdings Limited	945,872	-
Investment in Alpha Trading Systems Limited Partnership	170,900	184,000
Investment in TMX Exchange Services Limited	1,000	-
Investment in Fiexeo S.A	16,377	-
Investment in 1877587 Ontario Limited	-	275,684
Investment in 2549283 Ontario Inc.	12,574	-
Investment in AgriClear Inc.	13	10
Term loan receivable from TSX Inc.	550,000	-
Deferred income tax assets	361	33
Total Assets	$ 3,623,812	$ 4,496,416
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 9,073	$ 7,142
Debenture	399,755	-
Commercial paper	395,287	309,936
Due to related parties	14,264	154
Provisions	208	-
Demand loan payable to TSX Inc.	42,800	65,000
Demand loan payable to Montreal Exchange Inc.	5,000	25,000
Demand loan payable to TSX Venture Exchange Inc.	63,000	17,000
Note payable to Shorcan Brokers Limited	37,137	-
Note payable to CDS Clearing and Depository Services Inc.	10,000	25,000
Note payable to The Canadian Depository for Securities Limited	-	19,000
Note payable to Canadian Derivatives Clearing Corporation	-	4,500
Note payable to Natural Gas Exchange Inc.	-	25,000
Current income tax liabilities	30,745	-
	1,007,269	497,732
Non-current liabilities:		
Debentures	547,612	648,665
Term loan payable to 2549283 Ontario Inc.	550,000	-
Total Liabilities	2,104,881	1,146,397
Equity:		
Share capital	2,915,602	2,896,419
Contributed surplus	10,400	8,930
(Deficit) retained earnings	(1,407,071)	444,670
Total Equity	1,518,931	3,350,019
Total Liabilities and Equity	$ 3,623,812	$ 4,496,416

TMX GROUP LIMITED

Non-Consolidated Statements of Income (Loss)
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2017	2016	2017	2016
Expenses:				
Compensation and benefits	$ 65	$ -	$ 64	$ 24
General and administration	14,665	700	17,028	3,991
Shared services	(762)	(297)	(2,905)	(1,760)
Total operating expenses	13,968	403	14,187	2,255
Loss from operations	(13,968)	(403)	(14,187)	(2,255)
Share of net income (loss) of equity accounted investees	(1,031)	-	(1,031)	-
Gain on sale of NGX	294,615	-	294,615	-
Loss on wind-up of 1877587 Ontario Limited	(275,571)	-	(275,571)	-
Loss on wind-up of TMX Group Inc.	(2,100,679)	-	(2,100,679)	-
Finance income (costs):				
Finance income	85,344	384,088	412,158	491,799
Finance costs	(7,398)	(7,975)	(28,291)	(32,305)
Gain (loss) on certain derivative instruments	10,198	584	11,137	(1,046)
Net finance income	88,144	376,697	395,004	458,448
(Loss) income before income taxes	(2,008,490)	376,294	(1,701,849)	456,193
Income tax expense (recovery)	42,999	(625)	42,039	1,250
Net (loss) income	$ (2,051,489)	$ 376,919	$ (1,743,888)	$ 454,943

TMX GROUP LIMITED

Non-Consolidated Statements of Comprehensive (Loss) Income
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2017	2016	**2017**	2016
Net (loss) income	**$ (2,051,489)**	$ 376,919	**$ (1,743,888)**	$ 454,943
Other comprehensive income:				
Items that may be reclassified subsequently to the non-consolidated income statements:				
Reclassification to net income of losses on interest rate swaps (net of taxes)	**-**	-	**-**	1,069
Total items that may be reclassified subsequently to the non-consolidated income statements	**-**	-		1,069
Total comprehensive (loss) income	**$ (2,051,489)**	$ 376,919	**$ (1,743,888)**	$ 456,012

TMX GROUP LIMITED

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Year Ended December 31, 2017	Year Ended December 31, 2016
Common shares:		
Balance, beginning of period	**$ 2,896,419**	$ 2,861,726
Proceeds on options exercised	**17,347**	31,639
Cost of exercised options	**1,836**	3,054
Balance, end of period	**2,915,602**	2,896,419
Contributed surplus - share option plan:		
Balance, beginning of period	**8,930**	9,622
Cost of exercised options	**(1,836)**	(3,054)
Cost of share option plan	**3,306**	2,362
Balance, end of period	**10,400**	8,930
(Deficit) retained earnings:		
Balance, beginning of period	**444,670**	79,925
Net income	**(1,743,888)**	454,943
Dividends to equity holders	**(107,853)**	(90,198)
Balance, end of period	**(1,407,071)**	444,670
Accumulated other comprehensive loss:		
Balance, beginning of period	**-**	(1,069)
Net change in interest rate swaps designated as cash flow hedges (net of taxes)	**-**	1,069
Balance, end of period	**-**	-
Total equity, end of period	**$ 1,518,931**	$ 3,350,019

TMX GROUP LIMITED

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Quarter To Date December 31,		Year Ended December 31,	
	2017	2016	**2017**	2016
Cash flows from (used in) operating activities:				
Income before income taxes	**$ (2,008,490)**	$ 376,294	**$ (1,701,849)**	$ 456,193
Adjustments to determine net cash flows:				
Net finance income	**(88,144)**	(376,697)	**(395,004)**	(458,448)
Share of loss of equity accounted investee	**1,031**	-	**1,031**	-
Gain on sale of NGX	**(294,615)**	-	**(294,615)**	-
Loss on wind-up of 1877587 Ontario Limited	**275,671**	-	**275,671**	-
Loss on wind-up of TMX Group Inc.	**2,100,679**	-	**2,100,679**	-
Cost of share option plan	**781**	597	**3,306**	2,362
Other non-current assets	**-**	(14)	**14**	(14)
Other receivables	**115**	-	**115**	-
Prepaid expenses	**(6)**	186	**155**	(260)
Trade and other payables	**5,332**	611	**2,279**	668
Amounts due to and from related parties	**791**	(371)	**(3,088)**	(1,077)
Income taxes paid	**(1,014)**	-	**(507)**	(1,649)
	(7,969)	606	**(11,913)**	(2,225)
Cash flows (used in) from financing activities:				
Interest paid	**(13,433)**	(14,695)	**(29,134)**	(33,428)
Net settlement on derivative instruments	**10,230**	(50)	**10,119**	(1,122)
Dividends paid to equity holders	**(27,689)**	(24,738)	**(107,853)**	(90,198)
Proceeds from exercised options	**1,311**	6,687	**17,347**	31,639
Repayment of debenture	**-**	(350,000)	**-**	(350,000)
Issuance of debenture	**300,000**	-	**300,000**	-
Credit facility refinancing fees	**(1,968)**	-	**(1,968)**	(956)
Net movement of commercial paper	**120,593**	289,511	**85,253**	236,566
Demand loans payable, net	**20,000**	62,000	**(87,000)**	70,558
Notes payable, net	**(20,000)**	5,000	**(63,500)**	16,500
Term loans payable, net	**-**	-	**550,000**	-
	389,044	(26,285)	**673,264**	(120,441)
Cash flows from (used in) investing activities:				
Interest received	**7,770**	4,984	**29,890**	41,495
Dividends received	**77,574**	3,619	**382,268**	74,819
Investment in TMX Group Inc.	**-**	(949)	**(3,448)**	(4,196)
Investment in 1877587 Ontario Limited	**-**	(268,812)	**(69)**	(268,812)
Investment in AgriClear Inc.	**-**	-	**(3)**	(3)
Return of capital from TMX Group Inc.	**-**	51,554	**-**	51,554
Return of capital from Alpha Trading Systems Limited Partnership	**7,000**	-	**13,100**	-
Acquisitions of Trayport and sale of NGX, net of cash	**(574,639)**	-	**(574,639)**	-
Term loans receivable, net	**-**	212,872	**(550,000)**	283,414
	(482,295)	3,268	**(702,901)**	178,271
(Decrease) increase in cash and cash equivalents	**(101,220)**	(22,411)	**(41,550)**	55,605
Cash and cash equivalents, beginning of period	**120,216**	82,957	**60,546**	4,941
Cash and cash equivalents, end of period	**$ 18,996**	$ 60,546	**$ 18,996**	$ 60,546


BOX
OPTIONS

Exhibit D-4 – Bourse de Montréal Inc.

Non-Consolidated Financial Statements of

BOURSE DE MONTREAL INC.

Year ended December 31, 2017 and 2016

(in thousands of Canadian dollars)

(unaudited)

BOURSE DE MONTREAL INC.

Non-Consolidated Balance Sheets
(In thousands of Canadian dollars)
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash and cash equivalents	$ 10,091	$ 13,072
Trade and other receivables	15,644	8,880
Prepaid expenses	354	274
Due from related parties	5,076	566
Current income tax assets	1,001	-
	32,166	22,792
Non-current assets:		
Premises and equipment	371	1,191
Intangible assets	760,661	764,471
Goodwill	304,052	304,052
Investments in subsidiaries	91,791	91,791
Term loan receivable from TMX Group Limited	5,000	25,000
Total Assets	$ 1,194,041	$ 1,209,297
Liabilities and Equity		
Current liabilities:		
Trade and other payables	$ 7,732	$ 8,020
Provisions	1,043	2,278
Due to related parties	191	1,439
Current income tax liabilities	-	2,163
	8,966	13,900
Non-current liabilities:		
Provisions	-	1,172
Accrued employee benefits payable	1,751	1,478
Other non-current liabilities	4,422	-
Deferred income tax liabilities	196,911	197,763
Total Liabilities	212,050	214,313
Equity:		
Share capital	565,507	565,507
Contributed surplus	660,187	660,187
Deficit	(243,703)	(230,710)
Total Equity	981,991	994,984
Total Liabilities and Equity	$ 1,194,041	$ 1,209,297

...2

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Income
(In thousands of Canadian dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2017	2016	**2017**	2016
Revenue:				
Derivatives trading and clearing	**$ 19,823**	$ 21,456	**$ 83,578**	$ 80,879
Global solutions, insights & analytics	**5,362**	5,168	**20,788**	20,445
Other	**67**	104	**139**	238
Total revenue	**25,252**	26,728	**104,505**	101,562
Expenses:				
Compensation and benefits	**3,759**	5,350	**18,633**	23,872
Information and trading systems	**533**	972	**3,288**	4,307
Selling, general and administration	**1,705**	2,783	**7,724**	8,988
Shared services	**4,390**	2,145	**12,149**	4,492
Depreciation and amortization	**1,784**	1,770	**7,169**	6,637
Total operating expenses	**12,171**	13,020	**48,963**	48,296
Income from operations	**13,081**	13,708	**55,542**	53,266
Finance income (costs):				
Finance income	**5,215**	46,778	**10,589**	61,402
Finance costs	**(694)**	(594)	**(4,742)**	(4,996)
Net finance income	**4,521**	46,184	**5,847**	56,406
Income before income taxes	**17,602**	59,892	**61,389**	109,672
Income tax expense	**3,436**	796	**13,592**	10,425
Net income	**$ 14,166**	$ 59,096	**$ 47,797**	$ 99,247

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Comprehensive Income
(In thousands of Canadian dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2017	2016	**2017**	2016
Net income	**$ 14,166**	$ 59,096	**$ 47,797**	$ 99,247
Other comprehensive (loss) income:				
Items that will not be reclassified to the non-consolidated income statements:				
Actuarial losses on defined benefit pension and other post-retirement benefit plans (net of taxes)	**(113)**	(48)	**(113)**	(48)
Total items that will not be reclassified to the non-consolidated income statements	**(113)**	(48)	**(113)**	(48)
Total comprehensive income	**$ 14,053**	$ 59,048	**$ 47,684**	$ 99,199

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Changes in Equity
(In thousands of Canadian dollars)
(unaudited)

	Twelve Months Ended December 31,	
	2017	2016
Common shares:		
Balance, beginning and end of period	**$ 565,507**	$ 565,507
Contributed surplus:		
Balance, beginning of period	**660,187**	730,187
Capital distribution to the shareholder	**-**	(70,000)
Balance, end of period	**660,187**	660,187
Deficit:		
Balance, beginning of period	**(230,710)**	(237,953)
Net income	**47,797**	99,247
Dividends on common shares	**(60,677)**	(91,956)
Actuarial losses on defined benefit pension and other post-retirement benefit plans, net of taxes	**(113)**	(48)
Balance, end of period	**(243,703)**	(230,710)
Total equity, end of period	**$ 981,991**	$ 994,984

BOURSE DE MONTREAL INC.

Non-Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(unaudited)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2017	2016	**2017**	2016
Cash flows from (used in) operating activities:				
Income before income taxes	**$ 17,602**	$ 59,892	**$ 61,389**	$ 109,672
Adjustments to determine net cash flows:				
Depreciation and amortization	**1,784**	1,770	**7,169**	6,637
Employee defined benefits expense	**69**	37	**187**	149
Write-off and disposals	**(941)**	(1)	**(941)**	1,060
Net finance income	**(4,521)**	(46,184)	**(5,847)**	(56,406)
Trade and other receivables, and prepaid expenses	**(3,095)**	(389)	**(6,844)**	1,275
Amounts due to and from related parties	**(3,777)**	2,342	**(5,758)**	2,966
Trade and other payables	**657**	(1,588)	**(287)**	(1,529)
Provisions	**(416)**	2,157	**(1,335)**	2,157
Other non-current liabilities	**4,422**	-	**4,422**	-
Deferred revenue	**(260)**	(180)	**-**	-
Cash paid for employee defined benefits	**(22)**	(40)	**(69)**	(66)
Income taxes paid	**(3,630)**	(2,875)	**(17,567)**	(14,028)
	7,872	14,941	**34,519**	51,887
Cash flows from (used in) financing activities:				
Interest paid	**(694)**	(594)	**(4,742)**	(4,996)
Dividends paid on common shares	**(14,177)**	-	**(60,677)**	(35,300)
Proceeds from redemption of preferred shares in 1877587 Ontario Limited	**-**	(46,656)	**-**	(46,656)
Term loan payable, net	**-**	-	**105,000**	-
	(14,871)	(47,250)	**39,581**	(86,952)
Cash flows from (used in) investing activities:				
Interest received	**38**	26	**116**	81
Dividends received	**5,177**	46,752	**10,473**	61,321
Additions to premises and equipment	**-**	(164)	**(3)**	(304)
Additions to intangible assets	**(772)**	(443)	**(2,667)**	(1,873)
Investment in preferred shares of 2549283 Ontario Inc.	**-**	-	**(105,000)**	-
Term loan receivable, net	**(5,000)**	(17,000)	**20,000**	(14,000)
	(557)	29,171	**(77,081)**	45,225
(Decrease) increase in cash and cash equivalents	**(7,556)**	(3,138)	**(2,981)**	10,160
Cash and cash equivalents, beginning of period	**17,647**	16,210	**13,072**	2,912
Cash and cash equivalents, end of period	**$ 10,091**	$ 13,072	**$ 10,091**	$ 13,072


BOX
OPTIONS

Exhibit D-5 – MX US 1, Inc.

Non-Consolidated Financial Statements of

MX US 1, INC.

Year ended December 31, 2017 and 2016

(in thousands of US dollars)

(unaudited)

MX US 1, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	December 31, 2017	December 31, 2016
Assets		
Current assets:		
Cash	$ 40	$ 106
Current income tax assets	25	12
	65	118
Non-current assets:		
Investment in MX US 2, Inc.	48,692	48,692
Deferred income tax assets	8,862	13,403
Total Assets	$ 57,619	$ 62,213
Liabilities and Equity		
Current liabilities:		
Other payables	$ 20	$ -
Due to related parties	4	116
Total Liabilities	24	116
Equity:		
Share capital	2,508	2,508
Contributed surplus	126,118	126,118
Deficit	(71,031)	(66,529)
Total Equity	57,595	62,097
Total Liabilities and Equity	$ 57,619	$ 62,213

MX US 1, INC.

Non-Consolidated Statements of Income and Comprehensive Income
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2017	2016
Expenses:		
General and administration	**$ 51**	$ 29
Total operating expenses	**51**	29
Loss from operations	**(51)**	(29)
Finance income	**701**	1,643
Income before income taxes	**650**	1,614
Income tax expense (recovery)	**4,552**	(2,917)
Net (loss) income and comprehensive (loss) income	**$ (3,902)**	$ 4,531

MX US 1, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2017	2016
Common shares:		
Balance, beginning and end of period	**$ 2,508**	$ 2,508
Contributed surplus:		
Balance, beginning and end of period	**126,118**	126,118
Deficit:		
Balance, beginning of period	**(66,529)**	(70,103)
Net (loss) income and comprehensive (loss) income	**(3,902)**	4,531
Gain on change in non-controlling interest while retaining control	**-**	753
Dividends on common shares	**(600)**	(1,710)
Balance, end of period	**(71,031)**	(66,529)
Total equity, end of period	**$ 57,595**	$ 62,097

MX US 1, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2017	2016
Cash flows from (used in) operating activities:		
Income before income taxes	**$ 650**	$ 1,614
Adjustments to determine net cash flows:		
Finance income	**(701)**	(1,643)
Amounts due to and from related parties	**(112)**	276
Other payables	**20**	-
Income taxes paid	**(24)**	(86)
	(167)	161
Cash flows used in financing activities:		
Dividends paid on common shares	**(600)**	(1,710)
	(600)	(1,710)
Cash flows from investing activities:		
Interest received	**1**	-
Dividends received	**700**	1,645
	701	1,645
(Decrease) increase in cash	**(66)**	96
Cash, beginning of period	**106**	10
Cash, end of period	**$ 40**	$ 106


BOX
OPTIONS

Exhibit D-6 – MX US 2, Inc.

Non-Consolidated Financial Statements of

MX US 2, INC.

Year ended December 31, 2017 and 2016

(in thousands of US dollars)

(unaudited)

MX US 2, INC.

Non-Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

		December 31, 2017		December 31, 2016
Assets				
Current assets:				
Cash	$	13	$	309
Current income tax assets		30		29
		43		338
Non-current assets:				
Investment in BOX Holdings Group LLC		15,798		15,981
Total Assets	$	15,841	$	16,319
Liabilities and Equity				
Current liabilities:				
Due to related parties	$	-	$	4
Total Liabilities		-		4
Equity:				
Share capital		55,031		55,031
Contributed surplus		73,572		73,572
Deficit		(112,762)		(112,288)
Total Equity		15,841		16,315
Total Liabilities and Equity	$	15,841	$	16,319

MX US 2, INC.

Non-Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2017	2016
Expenses:		
General and administration	$ -	$ (2)
Amortization	-	233
Total operating expenses	-	231
Loss from operations	-	(231)
Share of net income of equity accounted investee	**227**	421
Loss on loss of control of BOX Holdings Group LLC	-	(29,662)
Other income	-	479
Finance income	**1**	1,719
Income (loss) before income taxes	**228**	(27,274)
Income tax expense (recovery)	**2**	(19)
Net income (loss) and comprehensive income (loss)	**$ 226**	$ (27,255)

MX US 2, INC.

Non-Consolidated Statements of Changes in Equity
(in thousands of US dollars)
(unaudited)

	Year Ended December 31,	
	2017	2016
Common shares:		
Balance, beginning and end of period	**$ 2,498**	$ 2,498
Preferred shares:		
Balance, beginning and end of period	**52,533**	52,533
Share capital, beginning and end of period	**55,031**	55,031
Contributed surplus:		
Balance, beginning and end of period	**73,572**	73,572
Deficit:		
Balance, beginning of period	**(112,288)**	(81,698)
Net income (loss) and comprehensive income (loss)	**226**	(27,255)
Loss on change in non-controlling interests while retaining control	**-**	(1,690)
Dividends on common shares	**(700)**	(1,645)
Balance, end of period	**(112,762)**	(112,288)
Total equity, end of period	**$ 15,841**	$ 16,315

MX US 2, INC.

Non-Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year Ended December 31, 2017	2016
Cash flows from (used in) operating activities:		
Income (loss) before income taxes	$ 228	$ (27,274)
Adjustments to determine net cash flows:		
Amortization	-	233
Finance income	(1)	(1,719)
Share of net income of equity accounted investee	(227)	(421)
Other income	-	(479)
Loss on loss of control of BOX Holdings	-	29,662
Amounts due to and from related parties	(4)	(63)
Income taxes (paid) refunded	(3)	292
	(7)	231
Cash flows used in financing activities:		
Dividends paid on common shares	(700)	(1,645)
	(700)	(1,645)
Cash flows from investing activities:		
Interest received	1	-
Dividends received	410	1,719
	411	1,719
(Decrease) increase in cash	(296)	305
Cash, beginning of period	309	4
Cash, end of period	$ 13	$ 309


BOX
OPTIONS

Amendment to:

Exhibit I

Request:
For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit I is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit I as set forth below.

Response:

The 2017 audited financial statements of BOX Options Exchange LLC are submitted as Exhibit I.


BOX
OPTIONS

Exhibit I – BOX Options Exchange LLC Financial Statements

BOX Options Exchange LLC

Financial Statements
December 31, 2017

BOX Options Exchange LLC

Financial Statements
December 31, 2017

BOX Options Exchange LLC

Contents



Tel: 617-422-0700
Fax: 617-422-0909
www.bdo.com

One International Place
Boston, MA 02110-1745

Independent Auditor's Report

Board of Directors and Members
BOX Options Exchange LLC
Boston, MA

We have audited the accompanying financial statements of BOX Options Exchange LLC, which comprise the balance sheet as of December 31, 2017, and the related statements of income and expense, changes in members' deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BOX Options Exchange LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

May 17, 2018

Financial Statements

BOX Options Exchange LLC

Balance Sheet (in thousands of dollars)

December 31, 2017		
Assets		
Current Assets:		
Cash	$	403
Account receivable		2,447
Note receivable		1,242
Other current assets		954
Total Current Assets		5,046
Computer Equipment and Software (Note 3):		
Computer Equipment and Software		5,337
Accumulated Amortization and Depreciation		(3,721)
		1,616
Intangible Asset (Note 4):		
Intangible Asset		1,400
Accumulated Amortization		(420)
		980
Total Assets	$	7,642
Liabilities and Members' Deficit		
Current Liabilities:		
Accounts payable and accrued expenses (Note 7)	$	6,446
Note Payable to BOX Market LLC, bearing Interest at a rate of 3%		1,000
Total Current Liabilities		7,446
Deferred Compensation (Note 5)		765
Total Liabilities		8,211
Members' Deficit:		
Members' contributions - 100,000 economic units		-
Members' contributions - 100,000 voting units		-
Members' distributions		(86)
Accumulated deficit		(483)
		(569)
Total Liabilities and Members' Deficit	$	7,642

See accompanying notes to financial statements.

BOX Options Exchange LLC

Statement of Income and Expense (in thousands of dollars)

Year ended December 31, 2017		
Revenues:		
Option regulatory fees	$	13,354
Fines and disgorgements		49
Facility services revenue (Note 7)		227
		13,630
Expenses:		
Professional services:		
Financial and administrative		1,329
Consulting (Note 7)		3,789
Technical and operational (Note 7)		1,408
Other		1,601
Amortization and depreciation		1,243
Employee costs		4,729
Rent of facilities		318
Office-related		67
Communications and data processing		225
Other		318
		15,027
Net Loss	$	(1,397)

See accompanying notes to financial statements.

BOX Options Exchange LLC

Statement of Changes in Members' Equity (in thousands of dollars)

	Economic Units-Members' Contributions	Voting Units Members' Contributions	Accumulated Members' Distributions	Accumulated Earnings/ (Deficiency)	Total Members' Equity/(Deficit)
Balance, December 31, 2016	$ -	$ -	$ (79)	$ 914	$ 835
Members' Distribution	-	-	(7)	-	(7)
Net Loss	-	-	-	(1,397)	(1,397)
Balance, December 31, 2017	$ -	$ -	$ (86)	$ (483)	$ (569)

See accompanying notes to financial statements.

BOX Options Exchange LLC

Statement of Cash Flows (in thousands of dollars)

Year ended December 31, 2017		
Cash Flows From Operating Activities:		
Net loss	$	(1,397)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization and depreciation		1,243
Non-cash compensation		497
Changes in operating assets and liabilities:		
Decrease in accounts receivable		1,180
Increase in note receivable		(1,242)
Increase in other current assets		(485)
Increase in accounts payable and accrued expenses		760
Decrease in deferred revenue		(297)
Net cash provided by operating activities		259
Cash Flows From Investing Activities:		
Purchase of computer equipment and software		(820)
Net cash used in investing activities		(820)
Cash Flows From Financing Activities:		
Distributions		(7)
Net cash used in financing activities		(7)
Net Decrease in Cash and Cash Equivalents		(568)
Cash, Beginning of Year		971
Cash, End of Year	$	403

Non-Cash Investing Activities:

The Company acquired $37 of computer equipment and software, which were unpaid as of December 31, 2017.

See accompanying notes to financial statements.

1. Nature of Operations

BOX Options Exchange LLC (the "Company"), a Delaware limited liability company, was formed on August 26, 2010 and was approved by the U.S. Securities and Exchange Commission as a registered national securities exchange on April 27, 2012. Effective May 13, 2012, the Company is the self-regulatory organization which is responsible for the operation and oversight of its facility, BOX Market LLC ("BOX Market"). BOX Market is an electronic market whose principal business is providing a marketplace for trading options on individual U.S. equities, U.S. equity indices and U.S. exchange traded funds. The members of the Company include affiliates of MX US 2 Inc. ("TMX"), IB Exchange Corp ("IAB"), Citigroup Financial Products Inc., Citadel Securities, LLC, UBS Americas Inc. (USA), Credit Suisse First Boston Next Fund Inc., LabMorgan Corp., and Aragon Solutions Ltd.. As the self-regulatory organization responsible for the oversight of the BOX Market, the Company has the right to receive all transaction fees charged to participants and use such fees for regulatory purposes, should its own Options Regulatory Fees be insufficient to cover the cost of regulating the BOX Market.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit with banks. Certain amounts on deposit with banks exceed United States Federal Deposit Insurance Corporation insured limits.

Accounts Receivable, Net

Accounts receivable consist primarily of transaction fees receivable and the Company's share of distributable revenue receivable from Options Price Reporting Authority ("OPRA") and Options Regulatory Fees.

Allowance for doubtful accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. It is calculated based on several factors including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and the historical experience with the particular customer. Management reviews the allowance for doubtful accounts monthly and makes changes to the reserve through the provision for bad debts as appropriate.

Computer Hardware, Equipment, Software and Leasehold Improvements

Assets consist of computer hardware, equipment and software.

The Company's management determines the estimated useful lives and related depreciation policies for its computer hardware, equipment, software and leasehold improvements. The estimated useful life represents the projected period of time during which the asset will be productively employed by the Company and is determined by management based on many factors, including historical experience with similar assets, projected technology, process and software life cycles that could change due to technical innovations and competitor actions in response to relatively volatile trading industry cycles.

To the extent actual useful lives are more or less than previously estimated lives, the Company may decrease or increase its depreciation charge or will write off or write down technically obsolete or non-strategic assets.

The depreciation method and estimated lives for the following assets are as follows:

	Method	Period
Hardware and equipment	Straight Line	3 years
Trade related software	Straight Line	5 years

Leasehold improvements are amortized over the lesser of the estimated useful life or the minimum lease term using the straight-line method. Intangible assets are amortized over the useful life of the asset.

Computer hardware, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Maintenance and repairs that do not improve efficiency or extend economic life are expensed as incurred.

Revenue Recognition

The Company receives its revenues from Options Regulatory Fees ("ORF"), fines and disgorgements, and its facility service agreement.

ORF revenue is based on the number of customer contracts executed by participant firms and is recognized as earned. Facility services revenue represents the excess of regulatory expenses incurred by the Company over ORF revenue and is charged to BOX Market. Previously earned facility services revenue can be returned to BOX Market in periods where ORF revenue exceeds regulatory expenses, resulting in negative facility services revenue.

Fines and disgorgements are recognized at the time they are earned.

Notes to Financial Statements (in thousands of dollars)

3. Computer Equipment and Software

Computer equipment and software as at December 31, 2017 consisted of:

December 31, 2017	
Computer equipment	$ 1,736
Computer software	3,316
Leasehold improvement	285
Accumulated amortization and depreciation	(3,721)
	$ 1,616

For the year ended December 31, 2017, the Company capitalized software development, hardware and leasehold improvement costs of $820 ($687 acquired from TMX).

Amortization expense related to computer software costs and depreciation expense related to computer hardware costs amounted to $546 and $358, respectively for the year ended December 31, 2017.

4. Intangible Assets

The Company purchased an intangible asset during 2016 with an assigned value of $1,400. The asset purchased is the participation fee required for all entering members to the Options Price Reporting Authority LLC (OPRA). The fair value assigned to the asset is the original cost noted above. The OPRA intangible asset was assigned an estimated useful life of 5 years, and it will be amortized during that period with a residual value of $0. The Company has performed a detailed analysis to determine the useful life and residual value of the purchased asset. During 2017, the Company analyzed the intangible asset for potential impairment. Through this analysis, the Company determined that there was no impairment on the intangible asset.

During 2017, the Company recognized amortization expense of $280.

Estimated amortization expense for amortizable intangible assets is as follows:

Years ending December 31,	Amounts
2018	$ 280
2019	280
2020	280
2021	140
Total	$ 980

Notes to Financial Statements (in thousands of dollars)

5. Employee Benefits

The Company instituted a Supplemental Benefit Plan (SBP) for key executives during 2016. The SBP is non-qualified and unfunded. The purpose of the SBP is to provide highly compensated employees with deferred compensation. The deferred compensation will be paid with a lump sum cash benefit upon the performance of services outlined in the SBP.

The SBP is funded through life insurance policies owned by the Company. The benefit liability is the vested portion of the cash surrender value (CSV) of the life insurances policies at the time of financial reporting. The policies are capitalized as other current assets at their CSV. As of December 31, 2017, the deferred compensation liability was $765, and the expense associated with deferred compensation was also $497.

The Company sponsors a defined contribution 401k plan which allows for a match of contributions to all eligible employees. In 2017, the Company recorded contributions to the plan of $177, which are presented in the 'Employee costs' line item of the Statement of Income and Expense.

6. Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the individual members for federal income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company makes periodic distributions to its members to fund the members' payment of taxes with respect to the Company's taxable income.

7. Related Party Contracts and Transactions

The Company has entered into several agreements with TMX and BOX Market to provide certain administrative, regulatory and technical services for certain software and computer hardware equipment, and maintain and support certain data transmissions and other services.

TMX

TMX, a member of the company, provides the Company with certain software and computer hardware equipment, maintenance of software, certain data transmission support and other services under the operational services agreement.

During the year the Company recognized professional fees to TMX of $1,408 in 2017 under the Technical and operational expense line item. Fixed assets purchased from TMX are outlined in Note 3. Amounts owed to TMX as of December 31, 2017 of $105 are reflected in accounts payable and accrued expenses on the balance sheet.

BOX Market

The Company has a Facility Services Agreement with BOX Market to provide it with an SRO structure and ongoing oversight of the market operations as well as regulatory functions. The Company recognized facility services revenue of $227 in 2017. All transaction fees earned by BOX Market are billed and collected by the Company and subsequently remitted to BOX Market. Amounts payable to BOX Market as of December 31, 2017 of $4,725 are included in accounts payable and accrued expenses on the balance sheet.

Notes to Financial Statements (in thousands of dollars)

The Company has an Administrative Services Agreement (ASA) with BOX Market which will provide the Company certain support services such as accounting/finance, legal, human resources, communications and administrative support. During fiscal year 2017, BOX Market charged the Company $30 in interest expense related to the intercompany loan and $190 for the ASA services outlined above. BOX Market also sought reimbursement for $2,445 from the Company for transactions paid for by BOX Market in behalf of the Company. The Company charged BOX Market $136 during 2017 for charges paid by the Company in behalf of BOX Market. A receivable from BOX Market of $110 was recorded in Accounts receivable as of December 31, 2017.

8. Members' Equity

As of December 31, 2017, the Company has two classes of LLC Membership Units outstanding. One class of units has voting rights and the other class of units has economic rights.

9. Subsequent Events

The Company has evaluated subsequent events through May 17, 2018, the date these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosures in the financial statements.

The remainder of this page intentionally left blank.


BOX
OPTIONS

Amendment to:

Exhibit K

Request:
This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit K is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit K as set forth below.

Response:

MX US 2, Inc.

1. MX US 2, Inc.
2. LLC Member
3. May 10, 2012
4. 40% Equity interest; 20% Voting interest
5. This entity has "control" of the applicant as defined in the instructions to this Form.



IB Exchange Corp.

1. IB Exchange Corp.
2. LLC Member
3. May 10, 2012
4. 20% Equity interest; 20% Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

CSFB Next Fund Inc.

1. CSFB Next Fund Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

LabMorgan Corp.

1. LabMorgan Corp.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Citigroup Financial Products Inc.

1. Citigroup Financial Products Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

UBS Americas Inc.

1. UBS Americas Inc.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS

Citadel Securities Principal Investments LLC

1. Citadel Securities Principal Investments LLC
2. LLC Member
3. May 10, 2012
4. Less than 20% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.

Aragon Solutions Ltd.

1. Aragon Solutions Ltd.
2. LLC Member
3. May 10, 2012
4. Less than 15% Equity and Voting interest
5. This entity does not have "control" of the applicant as defined in the instructions to this Form.


BOX
OPTIONS

Amendment to:

Exhibit M

Request:
Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;

2. Date of election to membership or acceptance as a participant, subscriber or other user;

3. Principal business address and telephone number;

4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);

5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and

6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including the requested information, is attached hereto as Exhibit M.


BOX
OPTIONS

Exhibit M – BOX Options Participants

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	One Dallas Center, 350 N. St. Paul, Suite 1300, Dallas, TX 75201	214-765-1055	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP.	05/09/12	3 Times Square, New York, NY 10036	212-885-4185	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP.	05/07/12	787 Seventh Avenue, New York, NY 10019	212-841-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, 32nd Floor, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
CITI ORDER ROUTING AND EXECUTION, LLC	05/07/12	11 Ewall Street, Mt. Pleasant, SC 29464	843-789-2080	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC.	05/07/12	130 Cheshire Lane, Suite 102, Minnetonka, MN 55305	212-723-2960	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
COR CLEARING	05/07/12	1299 Farnum Street, Suite 800, Omaha, NE 68102	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CTC L.L.C.	10/02/17	440 S. LaSalle Street, 4th Floor, Chicago, IL 60605	312-863-8000	Rule 2040(a) restricts participation on BOX.	Trading Floor - Market Maker	See Previous Column
DASH FINANCIAL TECHNOLOGIES LLC	05/07/12	910 W. Van Buren St., 4th Floor, Chicago, IL 60607	847-550-1760	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
DEUTSCHE BANK SECURITIES INC.	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DRW SECURITIES, LLC	06/06/18	540 West Madison Street, Suite 2500, Chicago, IL 60661	(312) 542-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO., LLC	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GROUP ONE TRADING, L.P.	10/05/16	440 S. LaSalle Street, Suite 3232, Chicago, IL 60605	312-347-8864	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor - Market Maker	See Previous Column
HARDCASTLE TRADING USA L.L.C.	05/07/12	755 Secaucus Road, Suite F1110, Secaucus, NJ 07094	201-305-8888	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HRT FINANCIAL LLC	05/07/12	32 Old Slip, 30th Floor, New York, NY 10005	212-293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS, LLC	01/01/14	233 S. Wacker Drive, #4300, Chicago, IL 60606	312-244-3300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES LLC.	05/07/12	480 Washington Blvd., New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET CAPITAL, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JANE STREET OPTIONS, LLC	10/04/16	250 Vesey Street, 5th Floor, New York, NY 10281	646-759-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
JEFFERIES LLC	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, 165 Broadway, 52nd Floor, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MATRIX EXECUTIONS LLC (f/k/a ITG DERIVATIVES LLC)	05/07/12	601 S. LaSalle, Suite 300, Chicago, IL 60605	312-334-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	05/07/12	One Bryant Park, 6th Floor, NY1-100-06-01, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	800-637-7455	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC.	05/07/12	Worldwide Plaza, 309 West 49th Street, New York, NY 10019	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-444-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, 10th Floor, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RONIN PROFESSIONAL LLC (f/k/a DART EXECUTIONS, LLC)	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	245 Park Avenue, New York, NY 10167	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
SIMPLEX TRADING, LLC	08/05/16	230 S. LaSalle Street, Suite 4-100, Chicago, IL 60604	312-360-2440	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
SUSQUEHANNA SECURITIES	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
TWO SIGMA SECURITIES LLC	08/02/17	101 Avenue of the Americas, 19th Floor, New York, NY 10013	212-625-5700	Rule 2040(a) restricts participation on BOX.	Market Maker	See Previous Column
UBS FINANCIAL SERVICES INC.	05/09/12	1000 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	1285 Avenue of the Americas, New York, NY 10019	203-719-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT EXECUTION LLC (f/k/a COMPASS PROFESSIONAL SERVICES, LLC)	05/07/12	111 W. Jackson Blvd., 20th Floor, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY TRADING LLC	05/07/12	250 Vesey Street, Suite 2601, New York, NY 10281	646-804-7900	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	2800 Niagra Lane North, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd, Suite 900, Los Angeles, CA 90017	213-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	550 S. Tryon Street, 6th Floor, D1086-060, Charlotte, NC 28202	704-715-6133	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider and Trading Floor - Floor Broker	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 200, Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker - Electronic and Trading Floor - Market Maker	See Previous Column


BOX
OPTIONS

Amendment to:

Exhibit N

Request:
Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;

2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;

3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and

4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Exhibit N is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit N as set forth below.

Response:

The Exchange trades only equity and index options which are listed on other exchanges and cleared by the Options Clearing Corporation ("OCC'). For a description of the criteria used to determine what securities may be traded on the Exchange, please refer to Exchange Rules 5020 - 5030, 6020, and 6090.

As of June 28, 2018 BOX Options Exchange LLC lists a total of 2,255 classes. Please see Exhibit N for the complete list.


BOX
OPTIONS

Exhibit N – Listed Classes

UnderlyingSymbol	Description	Penny / Non Penny
A	AGILENT TECHNOLOGIES, INC	Penny
AA	ALCOA CORPORATION	Non Penny
AABA	ATLABA INC	Penny
AAC	AAC HLDGS INCCOM	Non Penny
AAL	AMERICAN AIRLINES GROUP	Penny
AAN	AARONS INC	Non Penny
AAOI	APPLIED OPTOELECTONICS	Penny
AAP	ADVANCE AUTO PARTS INC	Non Penny
AAPL	APPLE COMPUTER INC.	Penny
AAV	ADVANTAGE OIL & GAS COMPANY	Non Penny
AAWW	ATLAS AIR WORLDWIDE HLDGS INCOM NEW	Non Penny
AAXJ	iShares MSCI All Country Asia ex Japan ETF	Non Penny
AAXN	AXON ENTERPRISE	Non Penny
AB	Alliance Bernstein Holding LP	Non Penny
ABAX	ABAXIS INC	Non Penny
ABB	ABB LTD	Non Penny
ABBV	ABBVIE INC	Penny
ABC	AMERISOURCEBERGEN CORPORATION	Non Penny
ABEV	AMBEV S.A.	Non Penny
ABG	ASBURY AUTOMOTIVE GROUP INCCOM	Non Penny
ABMD	ABIOMED, INC.	Non Penny
ABT	ABBOTT LABORATORIES, INC.	Penny
ABUS	ARBUTUS BIOPHARMA CORPORATION	Non Penny
ABX	BARRICK GOLD CORP.	Penny
ACAD	ACADIA PHARMACEUTICALS INC	Non Penny
ACC	AMERICAN CAMPUS CMNTYS INCCOM	Non Penny
ACH	ALUMINUM CROP CHINA	Non Penny
ACHC	ACADIA HEALTHCARE COMPANY, INC.	Non Penny
ACHN	ACHILLION PHARMACEUTICALS	Non Penny
ACIA	ACACIA COMMUNICATIONS, INC.	Non Penny
ACLS	AXCELIS TECHNOLOGIES INC	Non Penny
ACM	AECOM	Non Penny
ACN	ACCENTURE PLC	Non Penny
ACOR	ACORDA THERAPEUTICS INC	Non Penny
ACRE	ARES COML REAL ESTATE CORPCOM	Non Penny
ACTG	ACACIA RESEARCH - ACACIA TECHNOLOGIES	Non Penny
ACWI	iShares MSCI ACWI ETF	Non Penny
ACXM	ACXIOM CORP	Non Penny
ADBE	ADOBE SYSTEMS INC.	Penny
ADI	ANALOG DEVICES INC	Non Penny
ADM	ARCHER DANIELS MIDLAND CO	Penny
ADNT	ADIENT PLCORD SHS	Non Penny
ADP	AUTOMATIC DATA PROCESSING INC	Non Penny
ADS	ALLIANCE DATA SYS CORP	Non Penny

ADSK	AUTODESK INC	Penny
ADTN	ADTRAN INC	Non Penny
ADXS	ADVAXIS, INC.	Non Penny
AEE	AMEREN CORPORATION	Non Penny
AEG	AEGON N VNY REGISTRY SH	Non Penny
AEGN	Aegion Corp	Non Penny
AEIS	ADVANCED ENERGY INDSCOM	Non Penny
AEM	AGNICO EAGLE MINES LTD	Penny
AEO	AMERICAN EAGLE OUTFITTERS NEW	Non Penny
AEP	AMERICAN ELECTRIC POWER INC	Non Penny
AER	AERCAP HOLDINGS N.V.	Non Penny
AES	AES CORPORATION	Non Penny
AET	AETNA, INC.	Penny
AFH	Atlas Financial Holdings, Inc.	Non Penny
AFI	ARMSTRONG FLOORING, INC.	Non Penny
AFL	AFLAC INCORPORATED	Penny
AFSI	AMTRUST FINANCIAL SERVICES, INC.	Non Penny
AFTY	CSOP ETF TRFTSE CHINA A50	Non Penny
AG	FIRST MAJESTIC SILVER CORP	Non Penny
AGCO	AGCO CORP	Non Penny
AGEN	AGENUS INC	Non Penny
AGI	ALAMOS GOLD, INC.	Non Penny
AGN	ALLERGAN	Penny
AGNC	AMERICAN CAPITAL AGENCY CORP	Penny
AGO	ASSURED GUARANTY LTD	Penny
AGQ	PROSHARES ULTRA SILVER	Non Penny
AGRO	ADECOAGRO S ACOM	Non Penny
AHH	ARMADA HOFFLER PPTYS INCCOM	Non Penny
AIG	AMERICAN INTERNATIONAL GROUP, INC	Penny
AINV	APOLLO INVESTMENT COR	Non Penny
AIR	AAR CORP	Non Penny
AIV	APARTMENT INVT & MGMT CO	Non Penny
AIZ	ASSURANT INC	Non Penny
AJRD	Aerojet Rocketdyne Holdings, Inc.	Non Penny
AKAM	AKAMAI TECHNOLOGIES INC	Penny
AKG	ASANKO GOLD INC	Non Penny
AKRX	AKORN, INC.	Non Penny
AKS	AK STEEL HOLDING CORP	Penny
AL	AIR LEASE CORP	Non Penny
ALB	ALBEMARLE CORP	Non Penny
ALGN	ALIGN TECHNOLGY INC	Non Penny
ALGT	ALLEGIANT TRAVEL COCOM	Non Penny
ALK	ALASKA AIR GROUP INC	Non Penny
ALKS	ALKERMES INC	Non Penny
ALL	ALLSTATE CORPORATION	Penny
ALLT	ALLOT COMMUNICATIONS LTDSHS	Non Penny

ALLY	ALLY FINANCIAL INC	Non Penny
ALNY	ALNYLAM PHARMACEUTICALS	Non Penny
ALRM	ALARM.COM HOLDINGS, INC.	Non Penny
ALSK	ALASKA COMM SYSTEMS GROUP	Non Penny
ALSN	ALLISON TRANSMISSION HLDGS ICOM	Non Penny
ALV	AUTOLIV, INC.	Non Penny
ALXN	ALEXION PHARMACEUTICALS	Non Penny
AM	ANTERO MIDSTREAM PARTNERS LPUNT LTD PARTN	Non Penny
AMAG	AMAG PHARMACEUTICALS	Non Penny
AMAT	APPLIED MATERIALS, INC.	Penny
AMBA	AMBARELLA INC	Non Penny
AMBC	AMBAC FINANCIAL GROUP INC	Non Penny
AMC	AMC ENTERTAINMENT	Non Penny
AMCX	AMC NETWORKS, INC.	Non Penny
AMD	ADVANCED MICRO DEVICES INC.	Penny
AME	AMETEK INC NEW	Non Penny
AMED	AMEDISYS INC	Penny
AMG	AFFILIATED MANAGERS GRP INC	Non Penny
AMGN	AMGEN, INC.	Penny
AMH	AMERICAN HOMES 4 RENTCL A	Non Penny
AMJ	JP MORGAN ALERIAN MLP	Non Penny
AMKR	AMKOR TECHNOLOGY INC	Non Penny
AMLP	ALPS ALERIAN MLP ETF	Non Penny
AMN	AMN HEALTHCARE SERVICES, INC.	Non Penny
AMP	AMERIPRISE FINANCIAL INC	Non Penny
AMPE	AMPIO PHARMACEUTICALS INCCOM	Non Penny
AMRN	AMARIN CORP PLC	Penny
AMRS	AMYRIS INCCOM	Non Penny
AMSC	AMERICAN SUPERCONDUCTOR CP	Non Penny
AMT	AMERICAN TOWER CORPORATION	Non Penny
AMTD	TD AMERITRADE HLDG CORPORATION	Non Penny
AMX	AMERICA MOVIL S A B	Non Penny
AMZN	AMAZON.COM INC	Penny
AN	AUTONATION, INC	Non Penny
ANDE	ANDERSONS INC	Non Penny
ANDV	ANDEAVOR	Penny
ANET	ARISTA NETWORKS, INC.	Non Penny
ANF	ABERCROMBIE & FITCH CO	Penny
ANFI	AMIRA NATURE FOODS LTD	Non Penny
ANGI	ANGIE'S LIST INC	Non Penny
ANH	ANWORTH MORTGAGE ASSET CP	Non Penny
ANIP	ANI PHARMACEUTICALS, INC.	Non Penny
ANSS	ANSYS INC	Non Penny
ANTM	ANTHEM, INC.	Penny
ANW	AEGEAN MARINE PETROLEUM NETWSHS	Non Penny
AOBC	American Outdoor Brands Corporation	Non Penny

AON	AON PLC	Non Penny
AOS	AO SMITH CORP.	Non Penny
APA	APACHE CORPORATION	Penny
APC	ANADARKO PETROLEUM CORPORATION	Penny
APD	AIR PRODS CHEMS INC	Non Penny
APH	AMPHENOL CORP	Non Penny
APO	APOLLO GLOBL MAN	Non Penny
APPS	Digital Turbine, Inc.	Non Penny
APRN	BLUE APRON HOLDINGS, INC.	Non Penny
APTI	APPTIO INCCL A	Non Penny
APTV	APTIV PLC	Non Penny
APU	AMERIGAS PARTNERS	Non Penny
AQMS	AQUA METALS INCCOM	Non Penny
AR	ANTERO RESOURCES CORPORATION	Non Penny
ARAY	ACCURAY INC	Non Penny
ARCB	ARCBEST CORPORATION	Non Penny
ARCC	ARES CAPITAL GROUP	Non Penny
ARCH	ARCH COAL INCCL A	Non Penny
ARCO	ARCOS DORADOS HOLDINGS	Non Penny
ARE	ALEXANDRIA REAL ESTATE EQ IN	Non Penny
AREX	APPROACH RESOURCES INCCOM	Non Penny
ARI	APOLLO COML REAL EST FIN INCCOM	Non Penny
ARII	AMERICAN RAILCAR INDS INCCOM	Non Penny
ARKW	ARK WEB X.0 ETF	Non Penny
ARLP	ALLIANCE RES PARTNERS L.P.	Non Penny
ARLZ	ARALEZ PHARMACEUTICALS, INC.	Non Penny
ARMK	ARAMARK	Non Penny
ARNA	ARENA PHARMACEUTICALS INC	Penny
ARNC	ARCONIC, INC.	Penny
ARR	ARMOUR RESIDENTIAL REIT INC	Non Penny
ARRS	ARRIS GROUP IINC	Non Penny
ARRY	ARRAY BIOPHARMA, INC.	Non Penny
ARW	ARROW ELECTRS INC	Non Penny
ARWR	ARROWHEAD RESEARCH CORP.	Non Penny
ASB	ASSOCIATED BANC CORPCOM	Non Penny
ASH	ASHLAND INC NEW	Non Penny
ASHR	DEUTSCHE X TRACKERS HARVEST CSI 300 CHINA ETF	Penny
ASHS	Xtrackers Harvest CSI 500 China A-ShrsSmallCap ETF	Non Penny
ASIX	ADVANSIX, INC.	Non Penny
ASML	ASML HOLDINGS NV	Non Penny
ASNA	ASCENA RETAIL GROUP INC	Non Penny
ASND	ASCENDIS PHARMA	Non Penny
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS S.A.	Non Penny
ASTE	ASTEC INDS INC	Non Penny
ASYS	AMTECH SYS INC	Non Penny
ATGE	ADTALEM GLOBAL EDUCATION INC.	Non Penny

ATH	ATHENE HLDG LTDCL A	Non Penny
ATHM	AUTOHOME INC	Non Penny
ATHN	ATHENAHEALTH INC	Non Penny
ATHX	ATHERSYS, INC.	Non Penny
ATI	ALLEGHENY TECHNOLOGIES INC	Non Penny
ATO	ATMOS ENERGY CORP	Non Penny
ATR	APTARGROUP INC.	Non Penny
ATUS	ALTICE USA INCCL A	Non Penny
ATVI	ACTIVISION BLIZZARD, INC.	Penny
AU	ANGLOGOLD ASHANTI LIMITED	Non Penny
AUDC	AUDIOCODES LTDORD	Non Penny
AUO	AU OPTRONICS CORPORATION	Non Penny
AUY	YAMANA GOLD INC	Penny
AVAV	AEROVIRONMENT INC	Non Penny
AVB	AVALONBAY COMMUNITIES INC	Non Penny
AVD	AMERICAN VANGUARD CORPCOM	Non Penny
AVDL	Avadel Pharmaceuticals plc	Non Penny
AVEO	AVEO PHARMACEUTICALS INC	Non Penny
AVGO	BROADCOM LIMITED	Non Penny
AVH	AVIANCA HLDGS SASPON ADR REP PFD	Non Penny
AVP	AVON PRODUCTS INC	Non Penny
AVT	AVNET INC	Non Penny
AVY	AVERY DENNISON CORP	Non Penny
AWI	ARMSTRONG WORLD INDS INC NEWCOM	Non Penny
AWK	AMERICAN WATER WORKS	Non Penny
AXAS	ABRAXAS PETE CORP	Non Penny
AXDX	ACCELERATE DIAGNOSTICS INC	Non Penny
AXE	ANIXTER INTL INC	Non Penny
AXL	AMERICAN AXLE MFG HLDGS INC	Non Penny
AXON	AXOVANT SCIENCES LTD	Non Penny
AXP	AMERICAN EXPRESS COMPANY	Penny
AXS	AXIS CAPITAL HOLDINGSSHS	Non Penny
AXTA	AXALTA COATING SYS LTDCOM	Non Penny
AXTI	AXT, INC.	Non Penny
AXU	ALEXCO RESOURCE CORPCOM	Non Penny
AY	ATLANTICA YIELD PLC	Non Penny
AYI	ACUITY BRANDS, INC.	Non Penny
AYR	AIRCASTLE LIMITED	Non Penny
AZN	ASTRAZENECA PLC ADS	Non Penny
AZO	AUTOZONE INC.	Non Penny
BA	BOEING COMPANY	Penny
BABA	ALIBABA GROUP HOLDING LTD	Penny
BAC	BANK OF AMERICA CORP.	Penny
BAH	BOOZ ALLEN HAMILTON HLDG CORCL A	Non Penny
BAM	BROOKFIELD ASSET MANAGEMENT INC	Non Penny
BANC	BANC OF CALIFORNIA, INC.	Non Penny

BAS	Basic Energy Services,Inc.	Non Penny
BAX	BAXTER INTERNATIONAL INC.	Penny
BB	BLACKBERRY	Penny
BBBY	BED BATH & BEYOND INC	Penny
BBD	BANCO BRADESCO	Penny
BBOX	BLACK BOX CORPORATION	Non Penny
BBT	BB&T CORPORATION	Penny
BBVA	BANCO BILBAO VIZCAYA ARGENTARIA	Non Penny
BBW	BUILD-A-BEAR WORKSHOP INC	Non Penny
BBY	BEST BUY CO. INC.	Penny
BC	BRUNSWICK CORP	Non Penny
BCC	BOISE CASCADE CO DELCOM	Non Penny
BCE	BCE INC	Non Penny
BCO	BRINKS COMPANY THE	Non Penny
BCOR	BLUCORA, INC.	Non Penny
BCRX	BIOCRYST PHARMACEUTICALS INC	Penny
BCS	BARCLAYS PLC	Non Penny
BDC	BELDEN INCCOM	Non Penny
BDSI	BIODELIVERY SCIENCES INTERNATIONAL, INC.	Non Penny
BDX	BECTON DICKINSON CO	Non Penny
BEAT	BIOTELEMETRY INC	Non Penny
BECN	BEACON ROOFING SUPPLY INC	Non Penny
BEL	Belmond Ltd.	Non Penny
BEN	FRANKLIN RESOURCES INC	Non Penny
BERY	Berry Global Group, Inc.	Non Penny
BG	BUNGE LTD	Non Penny
BGCP	BGC PARTNRS CL A	Non Penny
BGG	BRIGGS & STRATTON CORPORATION	Non Penny
BGS	B & G Foods Inc	Non Penny
BHF	BRIGHTHOUSE FINL INCCOM	Non Penny
BHGE	BAKER HUGHES	Non Penny
BHP	BHP BILLITON LTD	Penny
BIB	PROSHARES TRPSHS ULT NASB	Non Penny
BID	SOTHEBYS	Non Penny
BIDU	BAIDU, INC. ADR	Penny
BIG	BIG LOTS INC OHIO	Non Penny
BIIB	BIOGEN IDEC INC	Non Penny
BIP	BROOKFIELD INFRAST PARTNERSLP INT UNIT	Non Penny
BITA	BITAUTO HOLDINGS LIMITED	Non Penny
BJRI	BJS RESTAURANTS	Non Penny
BK	BANK OF NEW YORK MELLON CO THE	Penny
BKD	BROOKDALE SENIOR LIVING, INC.	Non Penny
BKE	BUCKLE INC	Non Penny
BKEP	BLUEKNIGHT ENERGY PARTNERS LCOM UNIT	Non Penny
BKI	BLACK KNIGHT INCCOM	Non Penny
BKLN	POWERSHARES ETF TRUST IISENIOR LN PORT	Non Penny

BKNG	BOOKING HOLDINGS, INC.	Non Penny
BKS	BARNES NOBLE INC	Non Penny
BKU	BANKUNITED INCCOM	Non Penny
BLCM	BELLICUM PHARMACEUTICALS INC.	Non Penny
BLDP	BALLARD POWER SYSTEMS INC	Non Penny
BLDR	BUILDERS FIRSTSOURCE, INC.	Non Penny
BLK	BLACKROCK INC	Non Penny
BLKB	BLACKBAUD, INC.	Non Penny
BLL	BALL CORP	Non Penny
BLMN	Bloomin Brands Inc.	Non Penny
BLUE	BLUEBIRD BIO, INC.	Non Penny
BMO	BANK OF MONTREAL	Non Penny
BMRN	BIOMARIN PHARMACEUTICALS	Non Penny
BMS	BEMIS INC	Non Penny
BMY	BRISTOL-MYERS SQUIBB COMPANY	Penny
BNED	BARNES & NOBLE ED INCCOM	Non Penny
BNO	UNITED STATES BRENT OIL	Non Penny
BNS	BANK NOVA SCOTIA HALIFAXCOM	Non Penny
BOFI	BOFI HOLDING, INC.	Non Penny
BOIL	PROSHARES ULT NATGAS NEW	Non Penny
BOOM	DYNAMIC MATERIALS CORP	Non Penny
BOOT	BOOT BARN HLDGS INCCOM	Non Penny
BOTZ	GLOBAL X ROBOTICS AND ARTIFICIAL INTELLIGENCE THEMATIC ET	Non Penny
BOX	BOX, INC.	Non Penny
BP	BP P.L.C.	Penny
BPI	BRIDGEPOINT EDUCATION INC.	Non Penny
BPL	BUCKEYE PARTNERS	Non Penny
BPOP	POPULAR INC	Penny
BPT	BP PRUDHOE BAY ROYALTY	Non Penny
BR	BROADRIDGE FINL SOLUTIONS INCOM	Non Penny
BRFS	BRF S.A.	Non Penny
BRKB	BERKSHIRE HATHAWAY CLASS B	Penny
BRKR	BRUKER CORPCOM	Non Penny
BRKS	BROOKS AUTOMATION INC	Non Penny
BRS	BRISTOW GROUP	Non Penny
BSTI	BEST INCSPONSORED ADS	Non Penny
BSX	BOSTON SCIENTIFIC CORP	Penny
BTE	BAYTEX ENERGY	Non Penny
BTI	BRITISH AMERN TOB PLC	Non Penny
BTU	PEABODY ENERGY CORP NEWCOM	Non Penny
BUD	ANHEUSER-BUSCH INBEV SA	Penny
BURL	BURLINGTON STORES INC	Non Penny
BVN	COMPANIA DE MINAS BUENAVENTUSPONSORED ADR	Non Penny
BW	BABCOCK & WILCOX ENTERPRIS ICOM	Non Penny
BWA	BORG WARNER INC	Non Penny
BWP	BOARDWALK PIPELINE PRTNRS	Non Penny

BWXT	BWX Technologies, Inc.	Non Penny
BX	BLACKSTONE GROUP	Penny
BXP	BOSTON PROPERTIES, INC.	Non Penny
BXS	BancorpSouth Bank	Non Penny
BYD	BOYD GAMING INC	Non Penny
BZH	BEAZER HOMES USA INC	Non Penny
BZUN	BAOZUN INC.	Non Penny
C	CITIGROUP INC	Penny
CA	CA INCORPORATED	Non Penny
CAAS	CHINA AUTOMOTIVE SYS INCCOM	Non Penny
CACC	CREDIT ACCEPTANCE CORP.	Non Penny
CACI	CACI INTL INC	Non Penny
CAG	CONAGRA FOODS INC	Non Penny
CAH	CARDINAL HEALTH INC	Non Penny
CAKE	CHEESECAKE FACTORY INC	Non Penny
CALL	MAGICJACK VOCAL TEC LTD	Non Penny
CALM	CAL MAINE FOODS INC	Non Penny
CALX	Calix, Inc.	Non Penny
CAMP	CALAMP CORPCOM	Non Penny
CAPL	CrossAmerica Partners LP	Non Penny
CAR	AVIS BUDGET GROUP, INC.	Non Penny
CARA	CARA THERAPEUTICS, INC.	Non Penny
CARS	Cars.com Inc.	Non Penny
CASY	CASEYS GENERAL STORES	Non Penny
CAT	CATERPILLAR, INC.	Penny
CATM	Cardtronics plc	Non Penny
CAVM	CAVIUM NETWORKS	Non Penny
CB	CHUBB LIMITED	Non Penny
CBK	CHRISTOPHER BANKS CORP	Non Penny
CBL	CBL & ASSOC PPTYS INCCOM	Non Penny
CBOE	CBOE HOLDINGS INC	Non Penny
CBRE	CBRE GROUP, INC. CLASS A	Non Penny
CBRL	CBRL GROUP INC	Non Penny
CBS	CBS CORPORATION	Penny
CBT	CABOT CORP	Non Penny
CC	THE CHEMOURS COMPANY	Non Penny
CCE	COCA COLA ENTRPS INC	Non Penny
CCI	CROWN CASTLE INTL CORP	Non Penny
CCJ	CAMECO CORPORATION	Non Penny
CCK	CROWN HOLDINGS, INC.	Non Penny
CCL	CARNIVAL CORPORATION	Non Penny
CCMP	CABOT MICROELECTRONICS CORP	Non Penny
CCOI	COGENT COMMUNICATIONS GRP	Non Penny
CCRN	CROSS COUNTRY HEALTHCARE INC	Non Penny
CCS	CENTURY CMNTYS INCCOM	Non Penny
CDE	COEUR D ALENE MINES CORP IDA	Non Penny

CDK	CDK GLOBAL INC	Non Penny
CDMO	AVID BIOSERVICES, INC.	Non Penny
CDNS	CADENCE DESIGNS SYS	Non Penny
CE	CELANESE CORP	Non Penny
CECE	CECO ENVIRONMENTAL CORP	Non Penny
CECO	CAREER EDUCATION CORPORATION	Non Penny
CELG	CELGENE CORPORATION	Penny
CENX	CENTURY ALUMINUM CO	Penny
CEO	CNOOC LIMITED	Non Penny
CEQP	CRESTWOOD EQUITY PARTNERS LP	Non Penny
CERN	CERNER CORP	Non Penny
CERS	CERUS CORP	Non Penny
CETV	CENTRAL EUROPEAN MEDIA ENTRP	Non Penny
CEVA	CEVA INCCOM	Non Penny
CF	CF INDUSTRIES	Penny
CFG	CITIZENS FINANCIAL GROUP, INC.	Non Penny
CFX	COLFAX CORPCOM	Non Penny
CG	CARLYLE GROUP LP	Non Penny
CGC	CANOPY GROWTH CORP	Non Penny
CGNX	COGNEX CORPCOM	Non Penny
CHAU	DIREXION SHS ETF TRCSI 300 BULL2X	Non Penny
CHD	CHURCH AND DWIGHT	Non Penny
CHE	CHEMED CORPORATION	Non Penny
CHGG	CHEGG INCCOM	Non Penny
CHH	NEW CHOICE HOTELS INTL	Non Penny
CHK	CHESAPEAKE ENERGY CORPORATION	Penny
CHKE	Cherokee Inc.	Non Penny
CHKP	CHECK POINT SOFTWARE TECH, ADR	Non Penny
CHKR	CHESAPEAKE GRANITE WASH TRCOM SH BEN INT	Non Penny
CHL	CHINA MOBILE LTD	Non Penny
CHRS	COHERUS BIOSCIENCES	Non Penny
CHRW	CH ROBINSON WRLDWDE INC	Non Penny
CHS	CHICO'S FAS INC	Non Penny
CHTR	CHARTER COMMUNICATIONS, INC.	Non Penny
CHU	CHINA UNICOM LTD	Non Penny
CI	CIGNA CORPORATION	Penny
CIEN	CIENA CORPORATION	Penny
CIM	CHIMERA INVESTMENT CORP	Non Penny
CINF	CINCINNATI FINL CORP	Non Penny
CIT	CIT GROUP INC	Penny
CL	COLGATE-PALMOLIVE COMPANY	Penny
CLB	CORE LABORATORIES N V	Non Penny
CLBK	COLUMBIA FINANCIAL, INC.	Non Penny
CLD	CLOUD PEAK ENERGY INCCOM	Non Penny
CLDR	CLOUDERA INCCOM	Non Penny
CLDX	CELLDEX THERAPEUTICS INC	Non Penny

CLF	CLEVELAND CLIFFS NATURAL RESOURCES	Penny
CLGX	CORELOGIC INC	Non Penny
CLH	CLEAN HARBOR INC	Non Penny
CLI	MACK-CALI REALTY CORPORATION	Non Penny
CLMT	CALUMET SPEC PROD PART L.P.	Non Penny
CLNE	CLEAN ENERGY FUELS CORP	Non Penny
CLNS	Colony NorthStar, Inc.	Non Penny
CLR	CONTINENTAL RESOURCES INC	Non Penny
CLS	CELESTICA INC	Non Penny
CLVS	CLOVIS ONCOLOGY, INC.	Non Penny
CLW	CLEARWATER PAPER CORPCOM	Non Penny
CLX	CLOROX COMPANY	Non Penny
CM	CDN IMPERIAL BK OF COMMERCECOM	Non Penny
CMA	COMERICA INC	Penny
CMC	COMMERCIAL METALS CO	Non Penny
CMCM	CHEETAH MOBILE, INC.	Non Penny
CMCSA	COMCAST CORPORATION CLASS A	Penny
CMD	CANTEL MEDICAL CORPCOM	Non Penny
CME	CME GROUP INC	Non Penny
CMG	CHIPOTLE MEXICAN GRILL INC	Non Penny
CMI	CUMMINS INC	Non Penny
CMO	CAPSTEAD MTG CORP	Non Penny
CMP	COMPASS MINERALS INTL	Non Penny
CMPR	VISTAPRINT NV	Non Penny
CMRE	COSTAMARE INCSHS	Non Penny
CMS	CMS ENERGY CORP	Non Penny
CMTL	COMTECH TELECOMM CO	Non Penny
CNAT	CONATUS PHARMACEUTICALS, INC.	Non Penny
CNC	CENTENE CORPORATION	Non Penny
CNDT	CONDUENT INCCOM	Non Penny
CNHI	CNH Industrial N.V.	Non Penny
CNI	CANADIAN NATL RAILWAY CO	Non Penny
CNK	CINEMARK HOLDINGS INC	Non Penny
CNO	CNO FINANCIAL GROUP INC	Non Penny
CNP	CENTERPOINT ENERGY INC HLDG CO	Non Penny
CNQ	CANADIAN NAT RES LTD	Non Penny
CNSL	CONSOLIDATED COMM HLDGS INCCOM	Non Penny
CNTY	CENTURY CASINOS INCCOM	Non Penny
CNX	CONSOL ENERGY INC	Penny
COF	CAPITAL ONE FINANCIAL CORP	Penny
COG	CABOT OIL GAS CORP	Non Penny
COHR	COHERENT INCCOM	Non Penny
COL	ROCKWELL COLLINS INC	Non Penny
COLM	COLUMBIA SPORTSWEAR COMPANY	Non Penny
COMM	COMMSCOPE HOLDING COMPANY	Non Penny
CONE	CYRUSONE INC.	Non Penny

CONN	CONNS INC	Non Penny
COO	COOPER COS INC	Non Penny
COP	CONOCOPHILLIPS	Penny
COR	CORESITE RLTY CORP	Non Penny
CORN	TEUCRIUM CORN FUND	Non Penny
CORT	CORCEPT THERAPEUTICS INC	Non Penny
CORV	CORREVIO PHARMA CORP	Non Penny
COST	COSTCO WHOLESALE CORP.	Penny
COT	COTT CORPORATION	Non Penny
COTV	COTIVITI HOLDINGS, INC.	Non Penny
COTY	COTY INC	Penny
COUP	COUPA SOFTWARE INCCOM	Non Penny
CP	CANADIAN PAC RAILWAY LTD NEW	Non Penny
CPA	COPA HOLDINGS SA	Non Penny
CPB	CAMPBELL SOUP CO	Non Penny
CPE	CALLON PETE CO DEL	Non Penny
CPRT	COPART INC	Non Penny
CQH	CHENIERE ENERGY PTNRS LP HLDCOM REP LLC IN	Non Penny
CQP	CHENIERE ENERGY PARTNERS, LP	Non Penny
CR	CRANE CO	Non Penny
CRAY	CRAY INCCOM NEW	Non Penny
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	Non Penny
CRC	CALIFORNIA RESOURCES CORPORATION	Non Penny
CREE	CREE INCORPORATED	Penny
CRESY	Cresud Sociedad Anonima Comer Inmobiliaria, Finaci	Non Penny
CRI	CARTER'S INC	Non Penny
CRK	COMSTOCK RES INC	Non Penny
CRM	SALESFORCE COM INC	Penny
CRNT	CERAGON NETWORKS LTD	Non Penny
CROX	CROCS INCORPORATED	Non Penny
CRR	CARBO CERAMICS INC	Non Penny
CRS	CARPENTER TECH CORP	Non Penny
CRTO	CRITEO SA	Non Penny
CRUS	CIRRUS LOGIC INC	Non Penny
CRZO	CARRIZO OIL AND GAS	Non Penny
CS	CREDIT SUISSE GROUP	Non Penny
CSCO	CISCO SYSTEMS, INC.	Penny
CSII	CARDIOVASCULAR SYS INC DELCOM	Non Penny
CSIQ	CANADIAN SOLAR INC	Non Penny
CSOD	CORNERSTONE ONDEMAND	Non Penny
CSTE	CAESARSTONE LTD.	Non Penny
CSTM	CONSTELLIUM HOLDCO B VCL A	Non Penny
CSU	CAPITAL SR LIVING CORPCOM	Non Penny
CSX	CSX CORP	Penny
CTAS	CINTAS CORP	Non Penny
CTB	COOPER TIRE RUBBER CO	Non Penny

CTIC	CELL THERAPEUTICS INC	Penny
CTL	CENTURYTEL INC	Penny
CTRL	CONTROL4 CORPCOM	Non Penny
CTRP	CTRIP COM	Non Penny
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	Non Penny
CTXS	CITRIX SYSTEMS, INC.	Non Penny
CUB	CUBIC CORPCOM	Non Penny
CUBE	CubeSmart	Non Penny
CURE	Direxion Daily Healthcare Bull 3x Shares	Non Penny
CUTR	CUTERA INC	Non Penny
CUZ	COUSINS PPTYS INC	Non Penny
CVA	COVANTA HOLDING CORP	Non Penny
CVE	CENOVUS ENERGY INC	Non Penny
CVEO	CIVEO CORPCOM	Non Penny
CVI	CVR ENERGY INC	Non Penny
CVLT	COMMVAULT SYSTEMS INC	Non Penny
CVNA	CARVANA	Non Penny
CVRR	CVR REFINING LP	Non Penny
CVS	CVS CAREMARK CORPORATION	Penny
CVX	CHEVRON CORPORATION	Penny
CX	CEMEX S A B DE C V	Penny
CXO	CONCHO RESOURCES INC	Non Penny
CXW	CORECIVIC, INC.	Non Penny
CY	CYPRESS SEMICONDUCTOR CORPORATION	Non Penny
CYB	WisdomTree Chinese Yuan Strategy Fund	Non Penny
CYBR	CYBERARK SOFTWARE, LTD.	Non Penny
CYD	CHINA YUCHAI INTL LTD	Non Penny
CYH	COMMUNITY HEALTH SYS	Non Penny
CYOU	CHANGYOU COM	Non Penny
CYS	CYS Investments Inc.	Non Penny
CYTR	CYTRX CORPORATION	Non Penny
CZR	CAESARS ENTERTAINMENT CORPORATION	Non Penny
CZZ	COSAN LTD	Non Penny
D	DOMINION RES INC (VA) NEW	Non Penny
DAKT	DAKTRONICS	Non Penny
DAL	DELTA AIR LINES INC	Penny
DAN	DANA INC	Non Penny
DAR	DARLING INTERNATIONAL, INC.	Non Penny
DATA	TABLEAU SOFTWARE INC	Non Penny
DB	DEUTSCHE BK A G	Penny
DBA	POWERSHARE DB AGRICULTURE FUND	Non Penny
DBB	PowerShares DB Base Metals Fund	Non Penny
DBC	POWERSHARES DB COMM IND FUND	Non Penny
DBD	DIEBOLD INC	Non Penny
DBO	POWESHARES DB OIL FUND	Non Penny
DBX	DROPBOX, INC.	Non Penny

DCP	DCP MIDSTREAM PARTNERS LP	Non Penny
DDD	3-D SYSTEMS CORP	Penny
DDM	PROSHARES ULTRA DOW 30	Non Penny
DDR	DDR CORPORATION	Non Penny
DDS	DILLARDS INC	Non Penny
DE	DEERE & CO	Penny
DECK	DECKERS OUTDOOR CORP	Non Penny
DEO	DIAGEO PLC NEW	Non Penny
DEPO	DEPOMED, INC.	Non Penny
DF	DEAN FOODS CO NEW	Non Penny
DFRG	DEL FRISCOS RESTAURANT GROUPCOM	Non Penny
DFS	DISCOVER FINANCIAL SERVICES	Non Penny
DG	DOLLAR GENERAL CORP NEW	Non Penny
DGX	QUEST DIAGNOSTICS INC	Non Penny
DHI	D.R. HORTON INC	Penny
DHR	DANAHER CORPORATION	Non Penny
DHT	DHT HOLDINGS	Non Penny
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE ETF TRUST	Penny
DIG	PROSHARES ULTRA OIL & GAS	Non Penny
DIN	DINE EQUITY INC	Non Penny
DIOD	DIODES INC	Non Penny
DIS	WALT DISNEY COMPANY (THE)	Penny
DISCA	DISCOVERY COMM INC	Non Penny
DISCK	Discovery Communications C Shares	Non Penny
DISH	DISH NETWORK CORP.	Non Penny
DKS	DICKS SPORTING GOODS INC	Non Penny
DLB	DOLBY LABORATORIES INCCOM	Non Penny
DLNG	DYNAGAS LNG PARTNERS LPCOM UNIT LTD PT	Non Penny
DLR	DIGITAL REALTY TRUST, INC.	Non Penny
DLTH	DULUTH HLDGS INCCOM CL B	Non Penny
DLTR	DOLLAR TREE, INC.	Non Penny
DM	Dominion Energy midstream Partners, LP	Non Penny
DNKN	DUNKIN BRANDS GROUP	Non Penny
DNN	DENISON MINES CORP	Non Penny
DNR	DENBURY RES INC HLDG CO	Non Penny
DO	DIAMOND OFFSHORE DRILLING	Penny
DOCU	DOCUSIGN, INC.	Non Penny
DOG	ProShares Short Dow30	Non Penny
DORM	DORMAN PRODUCTS INCCOM	Non Penny
DOV	DOVER CORP	Non Penny
DOX	AMDOCS LTD	Non Penny
DPS	DR PEPPER SNAPPLE GROUP	Non Penny
DPZ	DOMINO'S PIZZA INC	Non Penny
DRE	DUKE REALTY CORP	Non Penny
DRI	DARDEN RESTAURANTS INC	Non Penny
DRIP	DIREXION SHS ETF TROIL GAS BEAR3X	Non Penny

DRN	Direxion Daily Real Estate Bull 3x Shares	Non Penny
DRQ	DRIL QUIP INC	Non Penny
DRV	Direxion Real Estate 3x Bear	Non Penny
DS	DRIVE SHACK INC.	Non Penny
DSW	DSW, INC.	Non Penny
DSX	DIANA SHIPPING INC	Non Penny
DTE	DTE ENERGY COMPANY	Non Penny
DUG	PROSHARES ULTRASH OIL & GAS	Non Penny
DUK	DUKE ENERGY CORP	Non Penny
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARE	Non Penny
DVA	DAVITA HEALTH CARE PARTNERS	Non Penny
DVAX	DYNAVAX TECHNOLOGIES CORP	Non Penny
DVMT	DELL TECHNOLOGIES INC	Non Penny
DVN	DEVON ENERGY CORPORATION	Penny
DVY	ISHARES DOW JONES SEL DIV IDX	Non Penny
DWDP	DOW DUPONT INC	Penny
DXC	DXC TECHNOLOGY	Non Penny
DXCM	DEXCOM, INC.	Non Penny
DXD	PROSHARES ULTRASHORT DOW30	Non Penny
DXJ	WISDOM TREE JAPAN HEDGED EQUITY	Penny
DY	DYCOM INDUSTRIES	Non Penny
EA	ELECTRONIC ARTS, INC.	Penny
EAT	BRINKER INTL INC	Non Penny
EBAY	EBAY, INC.	Penny
EBIX	EBIX INC	Non Penny
ECA	ENCANA CORPORATION	Non Penny
ECHO	ECHO GLOBAL LOGISTICS INCCOM	Non Penny
ECL	ECOLAB INC	Non Penny
ECOM	CHANNELADVISOR CORPCOM	Non Penny
ECYT	ENDOCYTE INC	Non Penny
ED	CONSOLIDATED EDISON INC	Non Penny
EDAP	EDAP TMS	Non Penny
EDC	DIREX DLY EMRG MKT BULL 3X SHS	Non Penny
EDU	NEW ORIENTAL EDU	Non Penny
EDZ	DIREX DLY EMRG MRKT BEAR 3X SHS	Non Penny
EEFT	EURONET WORLDWIDE, INC	Non Penny
EEM	ISHARES MSCI EMERGING MKTS	Penny
EEP	ENBRIDGE ENERGY PARTNERS L P	Non Penny
EEV	PROSHARES UL SH MSCI EMGMKT	Non Penny
EFA	ISHARES MSCI EAFE INDEX FUND	Penny
EFX	EQUIFAX	Non Penny
EGHT	8X8 INC	Non Penny
EGN	ENERGEN CORP	Non Penny
EGO	ELDORADO GOLD CORP	Non Penny
EHC	ENCOMPASS HEALTH CORPORATION	Non Penny
EIGI	ENDURANCE INTERNATIONAL GROUP HOLDINGS, INC.	Non Penny

EIX	EDISON INTERNATIONAL INC	Non Penny
EL	ESTEE LAUDER COMPANIES INC	Non Penny
ELLI	ELLIE MAE, INC.	Non Penny
ELS	Equity Lifestyle Properties Inc	Non Penny
ELY	CALLAWAY GOLF CO (DEL)	Non Penny
EMB	ISHARES JP MORGAN USD EM MKTS BD ETF	Non Penny
EMES	EMERGE ENERGY SERVICES LP	Non Penny
EMKR	EMCORE CORPCOM	Non Penny
EMN	EASTMAN CHEMICAL COMPANY	Non Penny
EMR	EMERSON ELECTRIC CO	Non Penny
ENB	ENBRIDGE, INC.	Non Penny
ENBL	ENABLE MIDSTREAM PARTNERS LPCOM UNIT RP IN	Non Penny
ENDP	ENDO PHARMACEUTICALS HLDGS	Non Penny
ENLC	Enlink Midstream, LLC	Non Penny
ENLK	ENLINK MIDSTREAM PARTNERS, LP	Non Penny
ENR	ENERGIZER HLDGS INC NEWCOM	Non Penny
ENT	GLOBAL EAGLE ENTMT INCCOM	Non Penny
ENTG	ENTEGRIS INC	Non Penny
ENZ	ENZO BIOCHEM INC	Non Penny
EOG	EOG RESOURCES INC	Penny
EPC	EDGEWELL PERSONAL CARE COMPANY	Non Penny
EPD	ENTERPRISE PDCTS PARTNRS L P	Non Penny
EPE	EP ENERGY CORPCL A	Non Penny
EPI	WISDOMTREE INDIA EARNINGS	Non Penny
EQC	EQUITY COMMONWEALTH	Non Penny
EQIX	EQUINIX INC	Non Penny
EQNR	EQUINOR ASA	Non Penny
EQR	EQUITY RESIDENTIAL	Non Penny
EQT	EQT CORPORATION	Non Penny
ERF	ENERPLUS CORPORATION	Non Penny
ERIC	ERICSSON	Non Penny
ERJ	Embraer S.A.	Non Penny
EROS	EROS INTERNATIONAL PLC	Non Penny
ERX	DIREXION ENERGY BULL 3X	Non Penny
ERY	DIREX DLY ENERGY BEAR 3X	Non Penny
ESIO	ELECTRO SCIENTIFIC INDSCOM	Non Penny
ESNT	ESSENT GROUP LTDCOM	Non Penny
ESPR	ESPERION THERAPUTICS	Non Penny
ESRX	EXPRESS SCRIPTS INC	Penny
ESS	ESSEX PPTY TR INC	Non Penny
ESV	ENSCO PLC	Non Penny
ETE	ENERGY TRANS EQTY LP	Penny
ETFC	E*TRADE FINANCIAL CORPORATION	Penny
ETH	ETHAN ALLEN	Non Penny
ETM	ENTERCOM COMMUNICATIONS	Non Penny
ETN	EATON CORP	Non Penny

ETP	ENERGY TRANSFER UNIT	Non Penny
ETR	ENTERGY CORP	Non Penny
ETSY	ETSY, INC.	Non Penny
EUFN	ISHARESMSCI EURO FL ETF	Non Penny
EUO	PROSHARES ULTRASHORT EURO	Non Penny
EVC	ENTRAVISION COMMUNICATIONS C	Non Penny
EVH	EVOLENT HEALTH INCCL A	Non Penny
EVHC	Envision Healthcare Corporation	Non Penny
EW	EDWARDS LIFESCIENCES CORP	Non Penny
EWA	ISHARES MSCI AUSTRALIA IND FD	Non Penny
EWBC	EAST WEST BANCORP INC	Non Penny
EWC	ISHARES MSCI CANADA IND FD	Non Penny
EWD	iShares MSCI Sweden Capped ETF	Non Penny
EWG	ISHARES MSCI GERMANY IND FD	Non Penny
EWH	ISHARES MSCI HONG KONG	Non Penny
EWI	ISHARES MSCI ITALY IND FD	Non Penny
EWJ	ISHARES MSCI JAPAN IND FD	Penny
EWM	ISHARES MSCI MALAYSIA INDEX	Non Penny
EWP	iShares MSCI Spain Capped ETF	Non Penny
EWS	iShares MSCI Singapore Capped ETF	Non Penny
EWT	ISHARES MSCI TAIWAN IND FD	Penny
EWU	ISHARES MSCI UNITED KINGDOM	Non Penny
EWW	ISHARES MEXICO INVESTABLE MARKETS INDEX FUND	Penny
EWY	ISHARES MSCI SOUTH KOREA IND F	Penny
EWZ	ISHARES MSCI BRAZIL	Penny
EXAS	EXACT SCIENCES CORPORATION	Non Penny
EXC	EXELON CORP	Non Penny
EXEL	EXELIXIS INC	Non Penny
EXK	ENDEAVOUR SILVER CORP	Non Penny
EXP	EAGLE MATERIALS INC	Non Penny
EXPD	EXPEDITORS INTL WASH INC	Non Penny
EXPE	EXPEDIA INC	Non Penny
EXPR	EXPRESS INC	Non Penny
EXR	EXTRA SPACE STORAGE	Non Penny
EXTR	EXTREME NETWORKS INC.	Non Penny
EZPW	EZCORP INC	Non Penny
EZU	iShares MSCI Eurozone ETF	Non Penny
F	FORD MOTOR COMPANY	Penny
FANG	DIAMONDBACK ENERGY	Non Penny
FANH	FANHUA, INC.	Non Penny
FAS	DIREXION FINANCIAL BULL 3X	Penny
FAST	FASTENAL CO	Non Penny
FAZ	DIREXION FINANCIAL BEAR 3X	Penny
FB	FACEBOOK INC	Penny
FBHS	FORTUNE BRANDS HOME & SEC INCOM	Non Penny
FBP	FIRST BANCORP P RCOM	Non Penny

FBR	Fibria Celulose S.A.	Non Penny
FC	FRANKLIN COVEY COCOM	Non Penny
FCAU	FIAT CHRYSLER AUTOMOBILES NSHS	Non Penny
FCEL	FUELCELL ENERGY INC DEL	Non Penny
FCG	First Trust Natural Gas ETF	Non Penny
FCN	FTI CONSULTING INC	Non Penny
FCX	FREEPORT MCMORAN COP & GOLD INC	Penny
FDC	FIRST DATA CORPORATION	Non Penny
FDS	FACTSET RESEARCH SYSTEMS	Non Penny
FDX	FEDEX CORP	Penny
FE	FIRSTENERGY CORP	Non Penny
FENG	PHOENIX NEW MEDIA LTDSPONSORED ADS	Non Penny
FEYE	FIREEYE, INC.	Penny
FEZ	PDR EURO STOXX 50 ETF	Penny
FFIV	F5 NETWORKS INC	Penny
FGEN	FIBROGEN INCCOM	Non Penny
FGP	FERRELLGAS PARTNERS, L.P.	Non Penny
FHN	FIRST HORIZON NATL CORP	Non Penny
FICO	FAIR ISAAC CORPORATION	Non Penny
FII	FEDERATED INVS INC PACL B	Non Penny
FIS	FIDELITY NATL INFROMATION SVC	Penny
FISV	FISERV INC	Non Penny
FIT	FITBIT INC	Penny
FITB	FIFTH THIRD BANCORP	Penny
FIVE	FIVE BELOW, INC.	Non Penny
FIZZ	NATIONAL BEVERAGE	Non Penny
FL	FOOT LOCKER INC	Non Penny
FLDM	FLUIDIGM CORP DELCOM	Non Penny
FLEX	FLEXTRONICS INTERNATIONAL	Penny
FLIR	FLIR SYSTEMS INC	Non Penny
FLO	FLOWERS FOODS, INC.	Non Penny
FLOW	SPX FLOW INCCOM	Non Penny
FLR	FLUOR CORP NEW	Non Penny
FLS	FLOWSERVE CORP	Non Penny
FLT	FLEETCOR TECHNOLOGIES INC	Non Penny
FLXN	FLEXION THERAPEUTICS	Non Penny
FMC	FMC CORP	Non Penny
FMI	FOUNDATION MEDICINE	Non Penny
FMX	Fomento Economico Mexicano, S.A.B. de C.V.	Non Penny
FND	FLOOR & DECOR HLDGS INCCL A	Non Penny
FNF	FIDELITY NATIONAL FIN INC	Non Penny
FNSR	FINISAR CORPORATION	Non Penny
FNV	FRANCO-NEVADA CORPORATION	Non Penny
FOE	FERRO CORP	Non Penny
FOLD	AMICUS THERAPEUTICS, INC.	Non Penny
FORM	FORMFACTOR INC	Non Penny

FOSL	FOSSIL INC	Non Penny
FOX	TWENTY-FIRST CENTURY FOX, INC. CLASS B	Non Penny
FOXA	TWENTY-FIRST CENTURY FOX, INC. CLASS A	Non Penny
FPRX	FIVE PRIME THERAPEUTICS INCCOM	Non Penny
FR	FIRST INDUSTRIAL REALTY TRUS	Non Penny
FRAC	KEANE GROUP INCCOM	Non Penny
FRAN	FRANCESCAS HOLDINGS CORP	Non Penny
FRC	FIRST REPUBLIC BANK	Non Penny
FRED	FREDS INCCL A	Non Penny
FRGI	FIESTA RESTAURANT GROUP INCCOM	Non Penny
FRO	FRONTLINE LTD NEW	Non Penny
FRT	FEDERAL REALTY INVT TR	Non Penny
FSLR	FIRST SOLAR INC	Penny
FSM	FORTUNA SILVER MINS INC	Non Penny
FSS	FEDERAL SIGNAL CORP	Non Penny
FSTR	FOSTER L B COCOM	Non Penny
FTAI	FORTRESS TRANSPORTATION AND INFRASTRUCTURE INVESTORS L	Non Penny
FTEK	FUEL TECH	Non Penny
FTI	FMC TECHNOLOGIES INC	Non Penny
FTK	FLOTEK INDUSTRIES INC (DE)	Non Penny
FTNT	FORTINET INC	Non Penny
FTR	FRONTIER COMMUNICATIONS CORP.	Non Penny
FTV	FORTIVE CORPCOM	Non Penny
FULT	FULTON FINL CORP PA	Non Penny
FUN	CEDAR FAIR LP	Non Penny
FWONA	Liberty Media Corp. Series A Liberty Formula One	Non Penny
FWONK	Liberty Media Corp. Series C Liberty Formula One	Non Penny
FXA	CURRENCY SH AUS DOL TR	Non Penny
FXB	CURRENCY SHARES BRITISH POUND STERLING TR	Non Penny
FXC	CURRENCY SH CAN DOL TR	Non Penny
FXE	CURRENCY SHARES EURO TR	Penny
FXF	CURRENCY SH SWISS FR TR	Non Penny
FXI	ISHARES FTSE CHINA 25 INDEX FUND	Penny
FXP	PROSHARES ULTRA SHORT FTSE CHINA 25	Penny
FXY	CUR SH JAPANESE YEN TRUST	Non Penny
G	GENPACT LIMITEDSHS	Non Penny
GASL	Direxion Daily Natural Gas Related Bull 3X Shares	Non Penny
GATX	GATX CORP	Non Penny
GBT	GLOBAL BLOOD THERAPEUTICS	Non Penny
GBX	THE GREENBRIER COMPANIES, INC.	Non Penny
GCI	Gannett Co Inc	Non Penny
GCO	GENESCO INC	Non Penny
GCP	GCP APPLIED TECHNOLOGIES INCCOM	Non Penny
GD	GENERAL DYNAMICS	Non Penny
GDDY	GODADDY, INC.	Non Penny
GDOT	GREEN DOT CORPCL A	Non Penny

GDX	VANECK VECTORS GOLD MINERS	Penny
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS	Penny
GE	GENERAL ELECTRIC CO	Penny
GEL	GENESIS ENERGY	Non Penny
GEO	GEO GROUP INCCOM	Non Penny
GEOS	Geospace Technologies Corp	Non Penny
GERN	GERON CORPORATION	Non Penny
GES	GUESS INC	Non Penny
GFI	GOLD FIELDS LTD	Penny
GG	GOLDCORP INC	Penny
GGAL	GRUPO FINANCIERO GALICIA S ASP ADR 10 SH B	Non Penny
GGB	GERDAU S A	Non Penny
GGP	GENERAL GROWTH PROPERTIES, INC.	Penny
GHDX	GENOMIC HEALTH INCCOM	Non Penny
GHL	GREENHILL & CO INCCOM	Non Penny
GIII	G-III APPAREL GROUP LTD	Non Penny
GIL	GILDAN ACTIVEWEAR INCCOM	Non Penny
GILD	GILEAD SCIENCES, INC.	Penny
GIS	GENERAL MILLS INC	Penny
GLD	SPDR GOLD TRUST	Penny
GLL	PROSHARES ULTRASHORT GOLD	Non Penny
GLNG	GOLAR LNG, LTD.	Non Penny
GLOG	GASLOG LTDSHS	Non Penny
GLP	GLOBAL PARTNERS LP	Non Penny
GLPI	GAMING AND LEISURE PROPERTIES, INC.	Non Penny
GLUU	GLU MOBILE INC	Non Penny
GLW	CORNING INC	Penny
GM	GENERAL MOTORS COMPANY	Penny
GME	GAMESTOP CORP	Penny
GMED	GLOBUS MED INCCL A NEW	Non Penny
GMLP	GOLAR LNG PARTNERS	Non Penny
GNC	GNC HOLDINGS INC	Non Penny
GNRC	GENERAC HOLDINGS, INC.	Non Penny
GNTX	GENTEX CORP	Non Penny
GNW	GENWORTH FINANCIAL INC	Penny
GOGO	GOGO, INC.	Non Penny
GOLD	RANDGOLD RESOURCES LTD	Non Penny
GOOG	ALPHABET, INC. CLASS C	Non Penny
GOOGL	ALPHABET INC.	Non Penny
GOOS	CANADA GOOSE HOLDINGS, INC,	Non Penny
GORO	GOLD RESOURCE CORP	Non Penny
GPC	GENUINE PARTS COMPANY	Non Penny
GPI	GROUP I AUTOMOTIVE INC	Non Penny
GPK	GRAPHIC PACKAGING HLDG COCOM	Non Penny
GPL	GREAT PANTHER SILVER	Non Penny
GPN	GLOBAL PAYMENT INC	Non Penny

GPOR	GULFPORT ENERGY	Non Penny
GPRE	GREEN PLAINS INC	Non Penny
GPRO	GOPRO INC	Penny
GPS	GAP INC	Penny
GRA	W. R. GRACE & CO	Non Penny
GREK	GLOBAL X FTSE GREECE 20 ETF	Non Penny
GRMN	GARMIN LIMITED	Penny
GRPN	GROUPON, INC.	Penny
GRUB	GRUBHUB INC	Non Penny
GS	GOLDMAN SACHS GROUP, INC (THE)	Penny
GSAT	GLOBALSTAR INC	Non Penny
GSG	ISHARES S&P GSCI COMMODITY IUNIT BEN INT	Non Penny
GSK	GLAXOSMITHKLINE PLC	Non Penny
GSM	Ferroglobe PLC	Non Penny
GSVC	GSV CAPITAL CORP.	Non Penny
GT	GOODYEAR TIRE & RUBBER, INC.	Non Penny
GTE	GRAN TIERRA ENERGY INCCOM	Non Penny
GTLS	CHART INDS INCCOM PAR $0.01	Non Penny
GTN	GRAY TELEVISION INCCOM	Non Penny
GTY	GETTY REALTY CORP HLDG CO	Non Penny
GURE	GULF RESOURCES, INC.	Non Penny
GV	GOLDFIELD CORPCOM	Non Penny
GVA	GRANITE CONSTRUCTION INC	Non Penny
GWPH	GW PHARMACEUTICALS PLC	Non Penny
GWR	GENESEE & WYO INC	Non Penny
GWRE	GUIDEWIRE SOFTWARE INCCOM	Non Penny
GWW	GRAINGER W W INC	Non Penny
H	HYATT HOTELS CORPCOM CL A	Non Penny
HA	HAWAIIAN HOLDINGS INC	Non Penny
HABT	HABIT RESTAURANTS INCCOM CL A	Non Penny
HACK	ETFMG Prime Cyber Security ETF	Non Penny
HAIN	HAIN CELESTIAL	Non Penny
HAL	HALLIBURTON CO	Penny
HALO	HALOZYNE THERAPEUTICS, INC.	Non Penny
HAS	HASBRO INC	Non Penny
HBAN	HUNTINGTON BANCSHARES INC	Penny
HBI	HANESBRANDS INC	Non Penny
HCA	HCA HOLDINGS INC	Non Penny
HCLP	HI CRUSH PARTNRS	Non Penny
HCP	HCP INC	Non Penny
HD	HOME DEPOT INC	Penny
HDB	HDFC BANK LIMITED	Non Penny
HDS	HD SUPPLY HOLDINGS, INC.	Non Penny
HDSN	HUDSON TECHNOLOGIES INCCOM	Non Penny
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND	Non Penny
HEES	H&E EQUIPMENT SERVICES INC	Non Penny

HELE	HELEN OF TROY CORP LTDCOM	Non Penny
HEP	HOLLY ENERGY PARTNERS L PCOM UT LTD PTN	Non Penny
HES	HESS CORPORATION	Penny
HFC	HOLLY CORP	Non Penny
HGV	HILTON GRAND VACATIONS INCCOM	Non Penny
HHC	HOWARD HUGHES CORP	Non Penny
HI	HILLENBRAND INCCOM	Non Penny
HIBB	Hibbett Sports Inc	Non Penny
HIFR	INFRAREIT INCCOM	Non Penny
HIG	HARTFORD FINL SVCS GRP INC	Penny
HIIQ	HEALTH INS INNOVATIONS INCCOM CL A	Non Penny
HIMX	HIMAX TECHNOLOGIES, INC.	Non Penny
HIW	HIGHWOODS PPTYS INC	Non Penny
HK	Halcon Resources Corp.	Non Penny
HL	HECLA MINING COMPANY	Penny
HLF	HERBALIFE LTD	Penny
HLI	HOULIHAN LOKEY INCCL A	Non Penny
HLIT	HARMONIC INC	Non Penny
HLT	HILTON WORLDWIDE HOLDINGS, INC.	Non Penny
HLX	HELIX ENERGY SOLUTIONS GROUP	Non Penny
HMC	HONDA MOTOR LTD	Non Penny
HMNY	HELIOS AND MATHESON ANALYTICS, INC.	Non Penny
HMSY	HMS HLDGS CORPCOM	Non Penny
HMY	HARMONY GOLD MNG CO LTD	Non Penny
HNP	HUANENG PWR INTL INC	Non Penny
HOG	HARLEY DAVIDSON, INC.	Penny
HOLX	HOLOGIC INC	Non Penny
HON	HONEYWELL INTL INC.	Penny
HOS	HORNBECK OFFSHORE SVCS INC	Non Penny
HOV	HOVNANIAN ENTERPRISES INC	Non Penny
HP	HELMERICH PAYNE INC	Non Penny
HPE	HEWLETT-PACKARD ENTERPRISE CO.	Penny
HPQ	HEWLETT-PACKARD COMPANY	Penny
HPR	HIGH POINT RESOURCES CORP	Non Penny
HPT	HOSPITALITY PROPERTIES TRUST	Non Penny
HQY	HEALTHEQUITY INCCOM	Non Penny
HR	HEALTHCARE RLTY TR	Non Penny
HRB	H&R BLOCK INC.	Non Penny
HRI	HERC HOLDINGS, INC.	Non Penny
HRL	HORMEL FOODS CORPORATION	Non Penny
HRS	HARRIS CORP	Non Penny
HRTG	HERITAGE INS HLDGS INCCOM	Non Penny
HRTX	HERON THERAPEUTICS INC	Non Penny
HSBC	HSBC HOLDINGS PLC	Penny
HSC	HARSCO CORP	Non Penny
HSIC	HENRY SCHEIN INC	Non Penny

HST	HOST HOTEL RESORTS INC	Non Penny
HSY	THE HERSHEY COMPANY	Penny
HTZ	HERTZ RENTAL CAR	Non Penny
HUBG	HUB GROUP INCCL A	Non Penny
HUBS	HUBSPOT INCCOM	Non Penny
HUM	HUMANA INC	Non Penny
HUN	HUNTSMAN CORP	Non Penny
HURN	HURON CONSULTING GROUP INCCOM	Non Penny
HXL	HEXCEL CORP	Non Penny
HYG	ISHARES IBOXX $HI YLD CP BND	Penny
HZNP	HORIZON PHARMA INC	Non Penny
HZO	MARINEMAX INC	Non Penny
I	INTELSAT	Non Penny
IAC	IAC/INTERACTIVECORP.	Non Penny
IAG	IAMGOLD CORPORATION	Non Penny
IAI	ISHARES DJ BROKER INDEX	Non Penny
IAT	iShares U.S. Regional Banks ETF	Non Penny
IAU	ISHARES GOLD TRUST	Non Penny
IBB	ISHARES NASDAQ BIOTECHNOLOGY INDEX FUND	Non Penny
IBKR	INTERACTIVE BROKERS INC	Non Penny
IBM	INTL BUSINESS MACHINE CORP	Penny
IBN	ICICI BANK LTD	Penny
ICE	INTERCONTINENTALEXCHANGE	Non Penny
ICLR	ICON PLCSHS	Non Penny
ICON	ICONIX BRAND GROUP INCCOM	Non Penny
ICPT	INTERCEPT PHARMACEUTICALS INC.	Non Penny
IDCC	INTERDIGITAL INC	Non Penny
IDT	IDT CORPCL B NEW	Non Penny
IDTI	INTEGRATED DEVICE TECH INC	Non Penny
IDXX	IDEXX LABORATORIES, INC.	Non Penny
IEF	ISHARES BARCLAYS 7 10 YEAR TR BOND FUND	Non Penny
IEI	iShares 3-7 Year Treasury Bond ETF	Non Penny
IEO	iShares U.S. Oil & Gas Exploration Production ETF	Non Penny
IEP	ICAHN ENTERPRISES LP	Non Penny
IEV	iShares Europe ETF	Non Penny
IEZ	ISHARES DJ US OIL EQUPMNT	Non Penny
IFF	INTERNATIONAL FLVRS & FRAG	Non Penny
IGT	International Game Technology PLC	Non Penny
IIIN	INSTEEL INDUSTRIES INC	Non Penny
IIVI	II VI INCCOM	Non Penny
IJR	ISHARES S&P SMCAP 600 IDX FD	Non Penny
ILF	ISHARES S&P LATIN AMER 40	Non Penny
ILG	ILG INC	Penny
ILMN	ILLUMINA INC	Non Penny
IMAX	IMAX CORP	Non Penny
IMKTA	INGLES MKTS INCCL A	Non Penny

IMMR	IMMERSION CORP	Non Penny
IMMU	IMMUNOMEDICS INC	Non Penny
IMO	IMPERIAL OIL LTD	Non Penny
IMPV	IMPERVA, INC.	Non Penny
INAP	Internap Corporation	Non Penny
INCY	INCYTE CORP	Non Penny
INFI	INFINITY PHARMACEUTICALS INC	Non Penny
INFN	INFINERA CORPORATION	Non Penny
INFO	IHS Markit Ltd.	Non Penny
INFY	INFOSYS LTD	Non Penny
ING	ING GROEP N V	Non Penny
INGN	INOGEN INCCOM	Non Penny
INGR	INGREDION INIC	Non Penny
INN	SUMMIT HOTEL PPTYS INCCOM	Non Penny
INO	INOVIO PHARMACEUTICALS, INC.	Non Penny
INOV	INOVALON HLDGS INCCOM CL A	Non Penny
INSG	INSEEGO CORPORATION	Non Penny
INSM	INSMED, INC.	Non Penny
INSY	INSYS THERAPEUTICS, INC.	Non Penny
INT	WORLD FUEL SERVICES CORP	Non Penny
INTC	INTEL CORP	Penny
INTU	INTUIT, INC.	Non Penny
INVA	INNOVIVA INC	Non Penny
INVE	Identiv, Inc.	Non Penny
INXN	INTERXION HOLDING N.VSHS	Non Penny
IO	ION GEOPHYSICAL CORP	Non Penny
IONS	IONIS PHARMACEUTICALS, INC.	Non Penny
IP	INTL PAPER, CO.	Penny
IPG	INTERPUBLIC GROUP OF COS INC	Non Penny
IPGP	IPG PHOTONICS CORPORATION	Non Penny
IPHS	Innophos Holdings, Inc.	Non Penny
IPI	INTREPID POTASH	Non Penny
IQ	IQIYI INC	Non Penny
IR	INGERSOLL-RAND PLC IRELAND	Non Penny
IRBT	IROBOT CORPORATION	Non Penny
IRDM	IRIDIUM COMMUNICATIONS INC	Non Penny
IRM	IRON MOUNTAIN INC DE	Non Penny
IRWD	IRONWOOD PHARMACEUTICALS, INC.	Non Penny
ISCA	INTERNATIONAL SPEEDWAY CORP	Non Penny
ISRG	INTUITIVE SURGICAL INC	Non Penny
ITB	ISHARES DJ US HOME CONSTRUC	Non Penny
ITCI	INTRA CELLULAR THERAPIES INCCOM	Non Penny
ITG	INVESTMENT TECH GROUP INC	Non Penny
ITGR	Integer Holdings Corporation	Non Penny
ITRI	ITRON INC	Non Penny
ITT	ITT CORP	Non Penny

ITUB	ITAU UNIBANCO HOLDINGS S.A.	Non Penny
ITW	ILLINOIS TOOL WKS INC	Non Penny
IVAC	INTEVAC INC	Non Penny
IVE	iShares S&P 500 Value ETF	Non Penny
IVR	INVESCO MORTGAGE CAPITAL INC	Non Penny
IVV	ISHARES S P 500 INDEX FUND	Non Penny
IVZ	INVESCO LTD	Non Penny
IWB	iShares Russell 1000 ETF	Non Penny
IWC	iShares Micro-Cap ETF	Non Penny
IWD	iShares Russell 1000 Value ETF	Non Penny
IWF	ISHARES RUSSELL 1000 GROWTH	Non Penny
IWM	ISHARES RUSSELL 2000 INDEX FUND	Penny
IWN	ISHARES RUSSELL 2000 VAL INDX	Non Penny
IWO	ISHARES RUSSELL 2000 GROWTH INDEX	Non Penny
IWV	ISHARES RUSSELL 3000 INDX FD	Non Penny
IYF	ISHARES DOW JONES US FIN SEC	Non Penny
IYM	ISHARES DJ US BASIC MATL SEC	Non Penny
IYR	ISHARES DJ US REAL ESTATE	Penny
IYT	ISHARES DOW JONES TRANS AVG	Non Penny
JACK	JACK IN THE BOX	Non Penny
JASO	JA SOLAR HOLDINGS CO	Non Penny
JAZZ	JAZZ PHARMACEUTICALS, INC	Non Penny
JBHT	HUNT J B TRANS SVC INC	Non Penny
JBL	JABIL CIRCUIT, INC.	Non Penny
JBLU	JETBLUE AIRWAYS CORPORATION	Non Penny
JCI	JOHNSON CONTROLS, INC.	Penny
JCOM	J2 GLOBAL COMMUNICATIONS INC	Non Penny
JCP	J C PENNY	Penny
JD	JD.COM, INC.	Penny
JDST	DIREXION DAILY JR GOLD MINERS BEAR 3X	Non Penny
JEC	JACOBS ENGR GRP INC	Non Penny
JEF	JEFFERIES FINANCIAL GROUP, INC.	Non Penny
JKHY	HENRY JACK & ASSOC INC	Non Penny
JKS	JINKOSOLAR HOLDING CO LTD	Non Penny
JLL	JONES LANG LASALLE INCORPORATED	Non Penny
JMBA	JAMBA INCCOM	Non Penny
JMEI	JUMEI INTERNATIONAL HOLDING LIMITED	Non Penny
JNJ	JOHNSON & JOHNSON	Penny
JNK	SPDR BARCLAYS HIGH YIELD BD FD	Non Penny
JNP	Juniper Pharmaceuticals, Inc.	Non Penny
JNPR	JUNIPER NETWORKS INC.	Penny
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	Penny
JOE	ST JOE COMPANY	Non Penny
JPM	J.P. MORGAN CHASE & CO	Penny
JRJC	China Finance Online Co. ADR	Non Penny
JWN	NORDSTROM INC	Penny

K	KELLOGG CO	Non Penny
KALU	KAISER ALUMINUM CORP	Non Penny
KAR	KAR AUCTION SVCS INCCOM	Non Penny
KBE	SPDR KBW BANK	Non Penny
KBH	KB HOME	Penny
KBR	KBR INC	Non Penny
KEM	KEMET CORP	Non Penny
KERX	KERYX BIOPHARMACEUTICALS	Non Penny
KEX	KIRBY CORP	Non Penny
KEY	KEYCORP	Penny
KEYS	KEYSIGHT TECHNOLOGIES	Non Penny
KEYW	KEYW HLDG CORPCOM	Non Penny
KFY	KORN FERRY INTL	Non Penny
KGC	KINROSS GOLD CORPORATION	Penny
KHC	THE KRAFT HEINZ COMPANY	Non Penny
KIM	KIMCO REALTY CORP	Non Penny
KIRK	KIRKLANDS INCCOM	Non Penny
KKR	KKR COMPANY L P DEL	Non Penny
KL	KIRKLAND LAKE GOLD LTD	Non Penny
KLAC	KLA TENCOR CORP	Non Penny
KLIC	KULICKE & SOFFA INDS INC	Non Penny
KLXI	KLX INCCOM	Non Penny
KMB	KIMBERLY CLARK CORPORATION	Non Penny
KMI	KINDER MORGAN	Penny
KMX	CARMAX INC	Non Penny
KN	KNOWLES CORPCOM	Non Penny
KND	KINDRED HEALTHCARE INC	Non Penny
KNDI	KANDI TECHNOLOGIES GROUP, INC.	Non Penny
KNX	KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.	Non Penny
KO	COCA-COLA CO	Penny
KODK	EASTMAN KODAK COCOM NEW	Non Penny
KOL	VANECK VECTORS COAL ETF	Non Penny
KORS	MICHAEL KORS HOLDINGS LTD	Non Penny
KOS	KOSMOS ENERGY LTD	Non Penny
KR	KROGER COMPANY	Penny
KRA	Kraton Corporation	Non Penny
KRC	KILROY RLTY CORP	Non Penny
KRE	SPDR KBW REGIONAL BANKING	Penny
KRG	KITE RLTY GROUP TRCOM	Non Penny
KRO	KRONOS WORLDWIDE INC	Non Penny
KS	KAPSTONE PAPER AND PACKAGING CORPORATION	Non Penny
KSS	KOHL'S CORP	Non Penny
KSU	KANSAS CITY SOUTHERN	Non Penny
KTOS	KRATOS DEFENSE AND SECURITY	Non Penny
KTWO	K2M GROUP HLDGS INCCOM	Non Penny
KWEB	KRANESHARES CSI CHINA INTERNET ETF	Non Penny

L	LOEWS CORPORATION	Non Penny
LAD	LITHIA MOTORS	Non Penny
LADR	LADDER CAP CORPCL A	Non Penny
LAMR	LAMAR ADVERTISING COMPANY	Non Penny
LAZ	LAZARD LTD	Non Penny
LB	LIMITED BRANDS INC	Non Penny
LBRDK	LIBERTY BROADBAND CORPCOM SER C	Non Penny
LBTYA	LIBERTY GLOBAL INC	Non Penny
LBTYK	Liberty Global plc Class C	Non Penny
LC	LENDINGCLUB CORPORATION	Non Penny
LCI	LANNET INC	Non Penny
LCII	LCI INDUSTRIES	Non Penny
LDOS	LEIDOS HOLDINGS, INC	Non Penny
LE	LANDS' END, INC.	Non Penny
LEA	LEAR CORP.	Non Penny
LECO	LINCOLN ELEC HLDGS INCCOM	Non Penny
LEE	LEE ENTERPRISES INC	Non Penny
LEG	LEGGETT & PLATT INC	Non Penny
LEN	LENNAR CORP	Penny
LFC	CHINA LIFE INSURANCE CO LTD	Non Penny
LFGR	Leaf Group Ltd.	Non Penny
LGCY	LEGACY RESERVES LPUNIT LP INT	Non Penny
LGFA	LIONS GATE ENTMNT CORP	Non Penny
LGIH	LGI HOMES INC	Non Penny
LGND	LIGAND PHARMACEUTICALS INCORPORATED	Non Penny
LH	LAB CORP OF AMERICA NEW	Non Penny
LII	LENNOX INTL INC	Non Penny
LITE	LUMENTUM HOLDINGS, INC.	Non Penny
LIVN	LIVANOVA PLC	Non Penny
LKM	LINK MOTION INC	Penny
LKQ	LKQ CORPCOM	Non Penny
LL	LUMBER LIQUIDATORS HOLDINGS, INC.	Non Penny
LLL	L-3 TECHNOLOGIES, INC.	Non Penny
LLNW	LIMELIGHT NETWORKS, INC.	Non Penny
LLY	ELI LILLY & CO	Penny
LM	LEGG MASON INC	Non Penny
LMRK	LANDMARK INFRASTRUCTURE PARTNERS LP	Non Penny
LMT	LOCKHEED MARTIN CORP	Non Penny
LN	LINE CORP	Non Penny
LNC	LINCOLN NATL CORP IND	Penny
LNG	CHENIERE ENERGY INC	Penny
LNN	LINDSAY CORPCOM	Non Penny
LNTH	Lantheus Holdings, Inc.	Non Penny
LOCO	EL POLLO LOCO HOLDINGS, INC.	Non Penny
LOGI	LOGITECH INTERNATIONAL SA	Non Penny
LOGM	LOGMEIN INCCOM	Non Penny

LOPE	GRAND CANYON ED INCCOM	Non Penny
LORL	LORAL SPACE & COMMUNICATNS INC	Non Penny
LOW	LOWES COMPANIES INC	Penny
LPI	LAREDO PETROLEUM, INC.	Non Penny
LPL	LG DISPLAY CO LTDSPONS ADR REP	Non Penny
LPNT	LIFEPOINT HOSPITALS INC	Non Penny
LPT	LIBERTY PPTY TR	Non Penny
LPX	LOUISIANA PAC CORP	Non Penny
LQD	ISHARES IBOXX INVTOP INVESTGRADE CORP	Non Penny
LQDT	LIQUIDITY SERVICES INC	Non Penny
LRCX	LAM RESEARCH CORPORATION	Non Penny
LRN	K12 Inc	Non Penny
LSI	LIFE STORAGE, INC.	Non Penny
LSTR	LANDSTAR SYS INC	Non Penny
LTC	LTC PPTYS INC	Non Penny
LULU	LULULEMON ATHLETICA INC	Penny
LUV	SOUTHWEST AIRLINES CO	Non Penny
LVS	LAS VEGAS SANDS CORP	Penny
LW	LAMB WESTON HLDGS INCCOM	Non Penny
LXRX	LEXICON PHARMACEUTICALS, INC.	Non Penny
LXU	LSB INDUSTRIES	Non Penny
LYB	LYONDELLBASELL INDUSTRIES NV	Non Penny
LYG	LLOYDS BANKING	Non Penny
LYV	LIVE NATION ENTERTAINMENT INC	Non Penny
LZB	LA Z BOY INCCOM	Non Penny
M	MACYS INC	Penny
MA	MASTERCARD INC	Penny
MAA	MID-AMERICA APARTMENT COMMUNITIES, INC.	Non Penny
MAC	MACERICH CO	Non Penny
MACK	MERRIMACK PHARMACEUTICALS INC	Non Penny
MAG	MAG SILVER CORPCOM	Non Penny
MAIN	MAIN STREET CAP	Non Penny
MAN	MANPOWER INC WIS	Non Penny
MANH	MANHATTAN ASSOCIATES INC	Non Penny
MANT	MANTECH INTL CORPCL A	Non Penny
MANU	MANCHESTER UNITED PLC	Non Penny
MAR	MARRIOTT INTL INC	Non Penny
MARA	MARATHON PATENT GROUP, INC.	Non Penny
MAS	MASCO CORP	Non Penny
MAT	MATTEL INC	Non Penny
MATX	MATSON, INC.	Non Penny
MB	MINDBODY INCCOM CL A	Non Penny
MBFI	MB FINANCIAL INC NEWCOM	Non Penny
MBI	MBIA INCORPORATED	Penny
MBT	MOBILE TELESYSTEMS OJSC	Non Penny
MCD	MCDONALDS CORP	Penny

MCHI	iShares MSCI China ETF	Non Penny
MCHP	MICROCHIP TECHNOLOGY INC.	Non Penny
MCK	MCKESSON CORPORATION	Non Penny
MCO	MOODY'S CORPORATION	Penny
MCRI	MONARCH CASINO RESORT	Non Penny
MCY	MERCURY GENL CORP NEW	Non Penny
MD	MEDNAX, INC.	Non Penny
MDC	MDC HLDGS INC	Non Penny
MDCA	MDC PARTNERS INCCL A SUB VTG	Non Penny
MDCO	MEDICINES COMPANY THE	Non Penny
MDLZ	MONDELEZ INTERNATIONAL INC	Penny
MDR	MCDERMOTT INTL INC	Non Penny
MDRX	ALLSCRIPTS HEALTHCARE INC	Non Penny
MDSO	MEDIDATA SOLUTIONS INCCOM	Non Penny
MDT	MEDTRONIC INC	Penny
MDXG	MIMEDX GROUP INC	Non Penny
MDY	S P MIDCAP 400 DEP RCPT	Non Penny
MED	MEDIFAST INC	Non Penny
MEET	MEETME INC	Non Penny
MELI	MERCADOLIBRE INC	Non Penny
MEOH	METHANEX CORP	Non Penny
MERC	MERCER INTL INCCOM	Non Penny
MET	METLIFE INC	Penny
MFA	MFA FINANCIAL INCORPORATED	Non Penny
MFC	MANULIFE FINANCIAL CORP	Non Penny
MFGP	MICRO FOCUS INTERNATIONAL PLSPON ADR NEW	Non Penny
MGA	MAGNA INTL INC	Non Penny
MGIC	MAGIC SOFTWARE ENTERPRISES LORD	Non Penny
MGLN	Magellan Health, Inc.	Non Penny
MGM	MGM RESORTS INTERNATIONAL	Penny
MGP	MGM Growth Properties LLC	Non Penny
MGPI	MGP INGREDIENTS INCCOM	Non Penny
MHK	MOHAWK INDS INC	Non Penny
MHLD	MAIDEN HOLDINGS LTDSHS	Non Penny
MIC	MACQUARIE INFRASTRUCTURE COMPANY LLC	Non Penny
MIDD	MIDDLEBY CORP	Non Penny
MIK	MICHAELS COS INCCOM	Non Penny
MINI	MOBILE MINI INCCOM	Non Penny
MITK	MITEK SYS INCCOM NEW	Non Penny
MLCO	MELCO PBL ENTERTAINMENT	Non Penny
MLM	MARTIN MARIETTA MATL INC	Non Penny
MLNT	MELINTA THERAPEUTICS, INC.	Non Penny
MLNX	MELLANOX TECHS	Non Penny
MMC	MARSH & MCLENNAN COS INC	Non Penny
MMLP	MARTIN MIDSTREAM PARTNERS LP	Non Penny
MMM	3M CO.	Penny

MMP	MAGELLAN MIDSTREAM PARTNERS LP	Non Penny
MMSI	MERIT MED SYS INC	Non Penny
MMYT	MAKEMYTRIP LIMITED MAURITIUSSHS	Non Penny
MNK	MALLINCKRODT PUBLIC LIMITED COMPANY	Non Penny
MNKD	MANNKIND CORPORATION	Penny
MNST	MONSTER BEVERAGE CORPORATION	Non Penny
MNTA	MOMENTA PHARMACEUTICALS	Non Penny
MO	ALTRIA GROUP	Penny
MOH	MOLINA HEALTHCARE	Non Penny
MOMO	MOMO, INC.	Non Penny
MOO	VANECK VECTORS-AGRIBUSINESS	Non Penny
MORN	MORNINGSTAR INCCOM	Non Penny
MOS	MOSAIC COMPANY THE	Penny
MPAA	MOTORCAR PTS AMER INCCOM	Non Penny
MPC	MARATHON PETROLEUM CORP	Penny
MPLX	MPLX LP	Non Penny
MPW	MEDICAL PROPERTIES TRUST INC	Non Penny
MPWR	MONOLITHIC PWR SYS INCCOM	Non Penny
MRC	MRC GLOBAL INCCOM	Non Penny
MRK	MERCK & CO	Penny
MRO	MARATHON OIL CORPORATION	Penny
MRVL	MARVELL TECHNOLOGY GROUP LTD	Penny
MS	MORGAN STANLEY	Penny
MSA	MSA Safety Incorporated	Non Penny
MSB	MESABI TRCTF BEN INT	Non Penny
MSCI	MSCI INCCL A	Non Penny
MSEX	MIDDLESEX WATER CO	Non Penny
MSFT	MICROSOFT CORP	Penny
MSG	MADISON SQUARE GARDEN CO NEWCL A	Non Penny
MSGN	MSG Networks Inc.	Non Penny
MSI	MOTOROLA SOLUTIONS, INC.	Penny
MSM	MSC INDL DIRECT INCCL A	Non Penny
MSTR	MICROSTRATEGY INC	Non Penny
MT	ARCELOR MITTAL	Penny
MTB	M & T BANK CORP	Non Penny
MTCH	MATCH GROUP, INC.	Non Penny
MTDR	MATADOR RESOURCES COMPANY	Non Penny
MTG	MGIC INVESTMENT CORPORATION	Penny
MTGE	MTGE Investment Corp.	Non Penny
MTH	MERITAGE HOMES CORPORATION	Non Penny
MTL	MECHEL OAO	Non Penny
MTN	VAIL RESORTS INC	Non Penny
MTOR	MERITOR, INC.	Non Penny
MTRN	MATERION CORPORATION	Non Penny
MTRX	MATRIX SVC CO	Non Penny
MTSI	MACOM Technology Solutions Holdings, Inc.	Non Penny

MTW	MANITOWOC COMPANY INC	Non Penny
MTZ	MASTEC INC	Non Penny
MU	MICRON TECHNOLOGY INC.	Penny
MUB	iShares National Muni Bond ETF	Non Penny
MUFG	MITSUBISHI UFJ FINANCIAL GRP INC	Non Penny
MUR	MURPHY OIL CORP	Non Penny
MUX	MCEWEN MINING INC	Non Penny
MWA	MUELLER WATER PRODUCTS	Non Penny
MX	MAGNACHIP SEMICONDUCTOR CORP	Non Penny
MXIM	MAXIM INTEGRATED PRODS	Non Penny
MXL	MAXLINEAR	Non Penny
MXWL	MAXWELL TECHNOLOGIES INCCOM	Non Penny
MYGN	MYRIAD GENETICS INC	Non Penny
MYL	MYLAN INC	Penny
MZOR	MAZOR ROBOTICS LTD ADS	Non Penny
NAK	NORTHERN DYNASTY MINERALS	Non Penny
NANO	NANOMETRICS INCCOM	Non Penny
NAT	NORDIC AMERN TANKER SHIPPING	Non Penny
NAV	NAVISTAR INTL CORP	Non Penny
NAVB	NAVIDEA BIOPHARMACEUTICALS, INC.	Non Penny
NAVI	NAVIENT CORPORATION	Non Penny
NBIX	NEUROCRINE BIOSCIENCES INC	Non Penny
NBL	NOBLE ENERGY INC	Non Penny
NBR	NABORS INDS., LTD.	Penny
NCI	NAVIGANT CONSULTING INC.	Non Penny
NCLH	NORWEGIAN CRUISE LINES	Non Penny
NCMI	NATIONAL CINEMEDIA INCCOM	Non Penny
NCR	NCR CORP	Non Penny
NDAQ	NASDAQ OMX GROUP, INC	Non Penny
NDLS	NOODLES & COCL A	Non Penny
NE	NOBLE DRILLING CORPORATION	Penny
NEE	NEXTERA ENERGY, INC.	Non Penny
NEM	NEWMONT MINING CO	Penny
NEPT	NEPTUNE TECHNOLOGIES & BIORESOURCES INC	Non Penny
NEU	NEWMARKET CORP	Non Penny
NEWR	NEW RELIC INCCOM	Non Penny
NFBK	NORTHFIELD BANCORP INC NEWCOM	Non Penny
NFG	NATIONAL FUEL GAS CO NJ	Non Penny
NFLX	NETFLIX INC	Penny
NFX	NEWFIELD EXPLORATION CO	Non Penny
NG	NOVAGOLD RESOURCES INC NEW	Non Penny
NGD	NEW GOLD INC	Non Penny
NGG	NATIONAL GRID PLCSPON ADR NEW	Non Penny
NGL	NGL ENERGY PARTNERS	Non Penny
NI	NISOURCE INC HLDG CO	Non Penny
NICE	NICE Ltd American Depositary Shares	Non Penny

NKE	NIKE INC	Penny
NKTR	NEKTAR THERAPEUTICS	Non Penny
NLNK	NEWLINK GENETICS CORPORATION	Non Penny
NLS	NAUTILUS INCCOM	Non Penny
NLSN	NIELSEN HOLDINGS PLC	Non Penny
NLY	ANNALY CAPITAL MANAGEMENT	Penny
NM	NAVIOS MARITIME HLDGS	Non Penny
NMIH	NMI HLDGS INCCL A	Non Penny
NMM	NAVIOS MARITIME	Non Penny
NMR	NOMURA HLDGS INCSPONSORED ADR	Non Penny
NNN	National Retail Properties Inc	Non Penny
NOA	NORTH AMERN ENERGY PARTNERSCOM	Non Penny
NOC	NORTHROP GRUMMAN CORP	Non Penny
NOG	NORTHERN OIL GAS INC	Non Penny
NOK	NOKIA CORPORATION	Penny
NOV	NATIONAL OILWELL VARCO INC	Penny
NOW	SERVICENOW, INC.	Non Penny
NPO	ENPRO INDS INCCOM	Non Penny
NPTN	NEOPHOTONICS CORPCOM	Non Penny
NRE	NORTHSTAR REALTY EUROPE CORPCOM	Non Penny
NRG	NRG ENERGY INC	Non Penny
NRP	NATURAL RESOURCE PARTNERS LCOM UNIT L P	Non Penny
NRZ	NEW RESIDENTIAL	Non Penny
NS	NUSTAR ENERGY LP	Non Penny
NSA	NATIONAL STORAGE AFFILIATESCOM SHS BEN IN	Non Penny
NSC	NORFOLK SOUTHERN CORP	Non Penny
NSH	NUSTAR GP HOLDINGS LLC	Non Penny
NSM	NATIONSTAR MORTGAGE HOLDINGS INC	Non Penny
NSP	INSPERITY, INC.	Non Penny
NTAP	NETAPP, INC.	Penny
NTCT	NETSCOUT SYS INC	Non Penny
NTES	NETEASE, INC.	Non Penny
NTGR	NETGEAR INC	Non Penny
NTLA	INTELLIA THERAPEUTICS INCCOM	Non Penny
NTNX	NUTANIX, INC.	Non Penny
NTRI	NUTRISYSTEM INC	Non Penny
NTRS	NORTHERN TRUST CORP	Non Penny
NUAN	NUANCE COMMUNICATIONS INC	Non Penny
NUE	NUCOR CORPORATION	Penny
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHARE	Penny
NUS	NU SKIN ENTERPRISES INC	Non Penny
NUVA	NUVASIVE INCCOM	Non Penny
NVAX	NOVAVAX, INC.	Non Penny
NVCR	NOVOCURE LTDORD SHS	Non Penny
NVDA	NVIDIA CORPORATION	Penny
NVGS	NAVIGATOR HOLDINGS LTDSHS	Non Penny

NVO	NOVO NORDISK A/S	Non Penny
NVS	NOVARTIS AG	Non Penny
NWBI	Northwest Bancshares Inc.	Non Penny
NWL	NEWELL BRANDS, INC.	Non Penny
NWS	NEWS CORP NEWCL B	Non Penny
NWSA	NEWS CORP NEWCL A	Non Penny
NXPI	NXP SEMICONDUCTOR N.V	Non Penny
NXST	Nexstar Media Group, Inc.	Non Penny
NYCB	NEW YORK COMMNTY BANCORP INC	Non Penny
NYLD	NRG Yield, Inc. Class C	Non Penny
NYT	NEW YORK TIMES CO	Non Penny
O	REALTY INCOME CORPORATION	Non Penny
OAK	OAKTREE CAPITAL GROUP LLC	Non Penny
OAS	OASIS PETROLEUM INC NEW	Non Penny
OBE	OBSIDIAN ENERGY LTD	Non Penny
OC	OWENS CORNING	Non Penny
OCLR	OCLARO INC	Non Penny
OCN	OCWEN FINANCIAL CP	Non Penny
OCSL	Oaktree Specialty Lending Corporation	Non Penny
OCUL	OCULAR THERAPEUTIX, INC.	Non Penny
ODFL	OLD DOMINION FGHT LINES INC	Non Penny
ODP	OFFICE DEPOT INC	Penny
OFC	CORPORATE OFFICE PPTYS TR	Non Penny
OHI	OMEGA HEALTHCARE INVESTORS	Non Penny
OI	OWENS ILLINOIS INC	Non Penny
OIH	VANECK VECTORS OIL SERVICES ETF	Penny
OII	OCEANEERING INTL INC	Non Penny
OIS	OIL ST INTL INC	Non Penny
OKE	ONEOK INC NEW	Non Penny
OKTA	OKTA INCCL A	Non Penny
OLED	UNIVERSAL DISPLAY CORP	Non Penny
OLLI	Ollies Bargain Outlet Holdings, Inc.	Non Penny
OLN	OLIN CORP	Non Penny
OMC	OMNICOM GROUP, INC.	Non Penny
OMCL	OMNICELL INCCOM	Non Penny
OMER	OMEROS CORPORATION	Non Penny
OMEX	ODYSSEY MARINE EXPLORATION ICOM	Non Penny
OMF	OneMain Holdings, Inc.	Non Penny
ON	ON SEMICONDUCTOR CORP	Non Penny
ONDK	ON DECK CAP INCCOM	Non Penny
ONP	ORIENT PAPER INCCOM NEW	Non Penny
ONVO	ORGANOVO HOLDINGS, INC.	Non Penny
OOMA	OOMA INCCOM	Non Penny
OPB	Opus Bank	Non Penny
OPHT	OPHTHOTECH CORPORATION	Non Penny
OPK	OPKO HEALTH INC	Non Penny

OPY	OPPENHEIMER HLDGS INCCL A NON VTG	Non Penny
ORCL	ORACLE CORP	Penny
ORI	OLD REP INTL CORP	Non Penny
ORLY	O'REILLY AUTOMOTIVE INC	Non Penny
OSK	OSHKOSH CORP	Non Penny
OSPN	ONESPAN	Non Penny
OSTK	OVERSTOCK.COM	Non Penny
OSUR	ORASURE TECHNOLOGIES INC	Non Penny
OTEX	OPEN TEXT CORP	Non Penny
OUT	OUTFRONT MEDIA, INC.	Non Penny
OXM	OXFORD INDS INC	Non Penny
OXY	OCCIDENTAL PETEROLEUM CORPORATION	Penny
OZM	OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC	Non Penny
OZRK	BANK OF THE OZARKS, INC.	Non Penny
P	PANDORA MEDIA INC	Penny
PAA	PLAINS ALL AMERN PIPELINE LP	Non Penny
PAAS	PAN AMERICAN SILVER CORPORATION	Non Penny
PACB	PACIFIC BIOSCIENCES OF CALIFORNIA, INC.	Non Penny
PACW	PacWest Bancorp	Non Penny
PAG	Penske Auto Group	Non Penny
PAGP	PLAINS GP HLD	Non Penny
PAGS	PAGSEGURO DIGITAL	Non Penny
PAH	PLATFORM SPECIALTY PRODUCTS CORPORATION	Non Penny
PANW	PALO ALTO NETWORKS INC	Penny
PAY	VERIFONE SYSTEMS INC	Non Penny
PAYC	PAYCOM SOFTWARE INCCOM	Non Penny
PAYX	PAYCHEX INC	Non Penny
PBA	Pembina Pipeline Corporation	Non Penny
PBCT	PEOPLE'S UNITED FINL INC	Non Penny
PBF	PBF ENERGY INC.	Non Penny
PBI	PITNEY BOWES INC	Non Penny
PBR	PETROLEO BRASILEIRO SA PETRO	Penny
PBT	PERMIAN BASIN RTY TR	Non Penny
PBW	POWERSHARES WILDERHILL CLEAN	Non Penny
PBYI	PUMA BIOTECHNOLOGY, INC.	Non Penny
PCAR	PACCAR INC	Non Penny
PCG	PG & E CORPORATION	Non Penny
PCRX	PACIRA PHARMACEUTICALS, INC.	Non Penny
PDCE	PDC ENERGY, INC.	Non Penny
PDCO	PATTERSON COMPANIES INC	Non Penny
PDLI	PDL BIOPHARMA, INC.	Non Penny
PDS	PRECISION DRILLING CORP	Non Penny
PE	PARSLEY ENERGY INC.	Non Penny
PEG	PUBLIC SVC ENTRPS GROUP INC	Non Penny
PEGI	PATTERN ENERGY GROUP INC.	Non Penny
PEIX	PACIFIC ETHANOL, INC.	Non Penny

PENN	PENN NATIONAL GAMING	Non Penny
PEP	PEPSICO, INC.	Penny
PER	SandRidge Permian Trust	Non Penny
PERY	Perry Ellis International Inc	Non Penny
PES	Pioneer Energy Services Corp.	Non Penny
PETS	PETMED EXPRESS INCCOM	Non Penny
PF	PINNACLE FOODS, INC.	Non Penny
PFE	PFIZER, INC.	Penny
PFF	ISHARES S&P U.S. PFD STOCK	Non Penny
PFG	PRINCIPAL FINL GROUP	Non Penny
PFPT	PROOFPOINT INC.	Non Penny
PG	PROCTER & GAMBLE CO.	Penny
PGJ	POWERSHARES GOLDEN DRAGON	Non Penny
PGNX	PROGENICS PHARMACEUTICAL INC	Non Penny
PGR	PROGRESSIVE CORP OH	Non Penny
PH	PARKER HANNIFIN CORP	Non Penny
PHG	KONINKLIJKE PHILIPS ELECTRNCS	Non Penny
PHH	PHH CORPORATION	Non Penny
PHM	PULTEGROUP INC	Penny
PHO	POWERSHARES WATER RES PTF	Non Penny
PII	POLARIS INDUSTRIES INC	Non Penny
PINC	PREMIER INCCL A	Non Penny
PIR	PIER 1 IMPORTS, INC.	Non Penny
PJC	PIPER JAFFRAY COMPANIES	Non Penny
PK	PARK HOTELS RESORTS INCCOM	Non Penny
PKD	PARKER DRILLING CO	Non Penny
PKG	PACKAGING AMERICA	Non Penny
PKI	PERKINELMER INCCOM	Non Penny
PKX	POSCO	Non Penny
PLAB	PHOTRONICS INC	Non Penny
PLAY	DAVE AND BUSTERS	Non Penny
PLCE	CHILDREN'S PLACE RETL STRS INC	Non Penny
PLD	PROLOGIS, INC.	Non Penny
PLNT	PLANET FITNESS INCCL A	Non Penny
PLT	PLANTRONICS INC	Non Penny
PLUG	PLUG POWER, INC.	Penny
PLX	PROTALIX BIOTHERAPEUTICS INC	Non Penny
PLXS	PLEXUS CORP	Non Penny
PM	PHILIP MORRIS	Penny
PNC	PNC FINANCIAL SERVICES GROUP INC	Penny
PNK	PINNACLE ENTERTAINMENT, INC.	Non Penny
PNM	PNM RES INCCOM	Non Penny
PNR	PENTAIR INC	Non Penny
PNW	PINNACLE WEST CAP CORP	Non Penny
PODD	INSULET CORPCOM	Non Penny
POL	POLYONE CORP	Non Penny

POOL	POOL CORPORATION	Non Penny
POR	PORTLAND GENERAL ELECTRIC CO	Non Penny
POST	POST HOLDINGS, INC.	Non Penny
PPC	PILGRIMS PRIDE CORP NEW	Non Penny
PPG	PPG INDS INC	Non Penny
PPL	PPL CORPORATION	Non Penny
PRAA	PORTFOLIO RECOVERY ASSOC	Non Penny
PRCP	PERCEPTRON INCCOM	Non Penny
PRGO	PERRIGO CO	Non Penny
PRKR	PARKERVISION INCCOM	Non Penny
PRLB	PROTO LABS INC	Non Penny
PRSC	PROVIDENCE SERVICE CORP	Non Penny
PRTA	PROTHENA CORPORATION PLC	Non Penny
PRTY	PARTY CITY HOLDCO INCCOM	Non Penny
PRU	PRUDENTIAL FINANCIAL, INC.	Penny
PSA	PUBLIC STORAGE (MD)	Non Penny
PSEC	PROSPECT CAPITAL CORPORATION	Non Penny
PSO	PEARSON PLC	Non Penny
PST	ProShares UltraShort Lehman 7-10 Year Treasury	Non Penny
PSTG	PURE STORAGE, INC.	Non Penny
PSX	PHILLIPS 66	Non Penny
PSXP	PHILLIPS 66 PARTNERS LPCOM UNIT REP INT	Non Penny
PTC	PTC Inc.	Non Penny
PTCT	PTC THERAPEUTICS, INC.	Non Penny
PTEN	PATTERSON-UTI ENERGY INC	Non Penny
PTLA	PORTOLA PHARMACEUTICALS, INC.	Non Penny
PTR	PETROCHINA COMPANY LTD	Non Penny
PVG	PRETIUM RESOURCES, INC.	Non Penny
PVH	PHILLIPS VAN HEUSEN CORP	Non Penny
PWR	QUANTA SERVICES INC	Non Penny
PX	PRAXAIR INC	Non Penny
PXD	PIONEER NATURAL RESOURCES	Non Penny
PXLW	PIXELWORKS, INC.	Non Penny
PYPL	PAYPAL HOLDINGS, INC.	Penny
PZZA	PAPA JOHN'S INTL INC	Non Penny
QCOM	QUALCOMM INC	Penny
QCP	QUALITY CARE PPTYS INC	Non Penny
QD	QUIDIAN, INC.	Non Penny
QDEL	QUIDEL CORP	Non Penny
QEP	QEP RESOURCES, INC.	Non Penny
QGEN	QIAGEN NV	Non Penny
QHC	QUORUM HEALTH CORPCOM	Non Penny
QID	PROSHARES ULTRASHORT QQQ	Penny
QIWI	QIWI PLCSPON ADR REP B	Non Penny
QLD	PROSHARES TRUST ULTRA QQQ	Penny
QLYS	QUALYS, INC.	Non Penny

QQQ	POWERSHARES QQQ TRUST SERIES 1	Penny
QRTEA	LIBERTY MEDIA HLDG CORP INT	Non Penny
QRVO	QORVO, INC.	Non Penny
QSII	QUALITY SYS INC	Non Penny
QSR	RESTAURANT BRANDS INTERNATIONAL, INC.	Non Penny
QTM	QUANTUM CORPCOM DSSG	Non Penny
QTWO	Q2 HOLDINGS	Non Penny
QUAD	QUAD / GRAPHICS INCCOM CL A	Non Penny
QUIK	QUICKLOGIC CORP	Non Penny
QUOT	Quotient Technology Inc.	Non Penny
R	RYDER SYS INC	Non Penny
RACE	FERRARI N.V.	Non Penny
RAD	RITE AID CORP	Penny
RADA	RADA ELECTR INDS LTDCOM PAR NEW	Non Penny
RAIL	FREIGHTCAR AMERICA INC	Non Penny
RARE	ULTRAGENYX PHARMACEUTICAL, INC.	Non Penny
RBA	RITCHIE BROS AUCTIONEERS INC	Non Penny
RBC	REGAL BELOIT CORPORATION	Non Penny
RBS	THE ROYAL BANK OF SCOTLAND GROUP PLC	Non Penny
RCII	RENT A CENTER	Non Penny
RCL	ROYAL CARIBBEAN CRUISES LTD	Penny
RDC	ROWAN COMPANIES INC	Non Penny
RDFN	REDFIN CORPORATION	Non Penny
RDN	RADIAN GROUP	Non Penny
RDSA	ROYAL DUTCH SHELL PLC	Non Penny
RDUS	RADIUS HEALTH INC.	Non Penny
RDWR	RADWARE LIMITED	Non Penny
RE	EVEREST RE GROUP LTD BERMUDA	Non Penny
RECN	RESOURCES COMMUNICATION, INC.	Non Penny
REFR	RESEARCH FRONTIERS INCCOM	Non Penny
REG	REGENCY CTRS CORP	Non Penny
REGI	RENEWABLE ENERGY GROUP INCCOM NEW	Non Penny
REGN	REGENERON PHARM	Non Penny
REI	RING ENERGY INCCOM	Non Penny
REM	ISHARES MORTGAGE REAL ESTATE CAPPED	Non Penny
REMX	VanEck Vectors Rare Earth/Strategic Metals ETF	Non Penny
REN	RESOLUTE ENERGY CORPCOM	Non Penny
RENN	RENREN INC	Non Penny
RES	RPC INC	Non Penny
RESI	Altisource Residential Corporation CL B	Non Penny
REV	REVLON INCCL A NEW	Non Penny
RF	REGIONS FINANCIAL CORP NEW	Penny
RFP	Resolute Forest Products Inc.	Non Penny
RGLD	ROYAL GOLD INC	Non Penny
RGR	STURM, RUGER & CO., INC.	Non Penny
RGS	REGIS CORP MINN	Non Penny

RH	RESTORATION HARDWARE HOLDINGS, INC.	Non Penny
RHI	ROBERT HALF INTL INC	Non Penny
RHT	RED HAT INC	Non Penny
RICK	RCI Hospitality Holdings, Inc.	Non Penny
RIG	TRANSOCEAN LTD	Penny
RIGL	RIGEL PHARMACEUTICALS	Non Penny
RIO	RIO TINTO PLC	Non Penny
RIOT	RIOT BLOCKCHAIN, INC.	Non Penny
RJF	RAYMOND JAMES FIN INC	Non Penny
RL	RALPH LAUREN CORPORATION	Non Penny
RLGY	REALOGY HOLDINGS CORP	Non Penny
RLH	RED LION HOTELS CORPCOM	Non Penny
RMBS	RAMBUS INC	Penny
RMD	RESMED INC	Non Penny
RMTI	ROCKWELL MEDICAL INC	Non Penny
RNR	RENAISSANCERE HOLDINGS LTD	Non Penny
RNWK	REALNETWORKS INC	Non Penny
ROK	ROCKWELL AUTOMATION INC	Non Penny
ROKU	ROKU INC.	Non Penny
ROP	Roper Technologies, Inc.	Non Penny
ROST	ROSS STORES INC	Non Penny
RPAI	RETAIL PPTYS AMER INCCL A	Non Penny
RPM	RPM INTL INCCOM	Non Penny
RRC	RANGE RESOURCES CORP	Non Penny
RRD	DONNELLEY R R SONS CO	Non Penny
RRGB	RED ROBIN GOURMET BURGERS	Non Penny
RS	RELIANCE STL ALUMINUM CO	Non Penny
RSG	REPUBLIC SERVICES, INC.	Non Penny
RSPP	RSP PERMIAN INCCOM	Non Penny
RST	ROSETTA STONE INCCOM	Non Penny
RSX	VANECK VECTORS RUSSIA	Penny
RTH	VANECK VECTORS RETAIL ETF	Non Penny
RTN	RAYTHEON CO	Penny
RTRX	RETROPHIN, INC.	Non Penny
RUBI	RUBICON PROJ INCCOM	Non Penny
RUSL	DIREXION DAILY RUSSIA BULL 3X ETF	Non Penny
RUSS	DIREXION SHS ETF TRDL RUSSIA BEAR	Non Penny
RVLT	REVOLUTION LIGHTING TECHNOLOCOM	Non Penny
RWT	REDWOOD TRUST INC	Non Penny
RXN	REXNORD CORP NEWCOM	Non Penny
RY	ROYAL BANK OF CANADA	Non Penny
RYAAY	RYANAIR HOLDINGS PLC	Non Penny
RYAM	RAYONIER ADVANCED MATLS INCCOM	Non Penny
RYI	RYERSON HLDG CORPCOM	Non Penny
RYN	RAYONIER, INC.	Non Penny
S	SPRINT NEXTEL CORP	Penny

SA	SEABRIDGE GOLD	Non Penny
SABR	SABRE CORPORATION	Non Penny
SAFM	SANDERSON FARMS INC	Non Penny
SAGE	SAGE THERAPEUTICS, INC.	Non Penny
SALT	SCORPIO BULKERS	Non Penny
SAM	BOSTON BEER	Non Penny
SAN	BANCO SANTANDER S. A.	Non Penny
SAND	SANDSTORM GOLD LTD	Non Penny
SANM	SANMINA-SCI CORP	Non Penny
SAP	SAP AG	Non Penny
SATS	ECHOSTAR CORPCL A	Non Penny
SAVE	SPIRIT AIRLINES, INC.	Non Penny
SBAC	SBA COMMUNICATIONS CORP	Non Penny
SBGI	SINCLAIR BROADCAST GROUP, INC.	Non Penny
SBGL	Sibanye-Stillwater	Non Penny
SBH	SALLY BEAUTY HLDGS INCCOM	Non Penny
SBLK	STAR BULK CARRIERS CORPCOM	Non Penny
SBNY	SINGATURE BANK	Non Penny
SBUX	STARBUCKS CORP	Penny
SC	SANTANDER CONSUMER USA HOLDINGS, INC.	Non Penny
SCCO	SOUTHERN COPPER CORP	Non Penny
SCHL	SCHOLASTIC CORP	Non Penny
SCHN	SCHNITZER STEEL INDUSTRIES	Non Penny
SCHW	CHARLES SCHWAB CORP	Non Penny
SCI	SERVICE CORPORATION INTERNATIONAL	Non Penny
SCO	PROSH ULTRASHT DJ-UBS CRUDE	Non Penny
SDLP	SEADRILL PARTNERS LLCCOMUNIT REP LB	Non Penny
SDOW	PROSHARES ULTRAPro SHORT DOW30	Non Penny
SDR	SANDRIDGE MISSISSIPPIAN TR ISH BEN INT	Non Penny
SDRL	SEADRILL LTD	Penny
SDS	PROSHARES ULTRASHORT S&P 500	Penny
SDT	SANDRIDGE MISSISSIPPIAN TR IUNIT BEN INT	Non Penny
SDY	SPDR S&P DIVIDEND ETF	Non Penny
SEAS	SEAWORLD ENTERTAINMENT, INC.	Non Penny
SEDG	SOLAREDGE TECHNOLOGIES, INC.	Non Penny
SEE	SEALED AIR CORP	Non Penny
SEED	ORIGIN AGRITECH LIMITED	Penny
SEIC	SEI INVESTMENTS CO	Non Penny
SEM	SELECT MED HLDGS CORPCOM	Non Penny
SEMG	SEMGROUP CORP A	Non Penny
SEP	SPECTRA ENERGY PARTNERS, LP	Non Penny
SERV	SERVICEMASTER GLOBAL HLDGS ICOM	Non Penny
SFE	SAFEGUARD SCIENTIFICS INCCOM NEW	Non Penny
SFIX	STITCH FIX INC	Non Penny
SFL	SHIP FINANCE INTL LTD	Non Penny
SFLY	SHUTTERFLY INC	Non Penny

SFM	SPROUTS FARMERS MARKET, INC.	Non Penny
SFUN	FANG HOLDINGS LIMITED	Non Penny
SGEN	SEATTLE GENETICS INC	Non Penny
SGMO	SANGAMO BIOSCIENCES INC	Non Penny
SGMS	SCIENTIFIC GAMES CORP	Non Penny
SGOL	ETFS GOLD TRUST	Non Penny
SGYP	SYNERGY PHARAMCEUTICALS	Non Penny
SH	PROSHARES SHORT S&P 500	Non Penny
SHAK	SHAKE SHACK, INC.	Non Penny
SHLD	SEARS HOLDING	Penny
SHLX	SHELL MIDSTREAM PARTNERS L PUNIT LTD INT	Non Penny
SHO	SUNSTONE HOTEL INVS INC NEWCOM	Non Penny
SHOO	STEVEN MADDEN LTD	Non Penny
SHOP	SHOPIFY INC	Non Penny
SHOS	SEARS HOMETOWN & OUTLET STORCOM	Non Penny
SHPG	SHIRE PLC	Non Penny
SHW	SHERWIN WILLIAMS CO	Non Penny
SHY	iShares 1-3 Year Treasury Bond ETF	Non Penny
SID	COMPANHIA SIDERURGICA	Non Penny
SIEN	SIENTRA INCCOM	Non Penny
SIFY	SIFY TECHNOLOGIES LIMITED	Non Penny
SIG	SIGNET JEWELERS LIMITED	Non Penny
SIGM	SIGMA DESIGNS INC	Non Penny
SIL	GLOBAL X SILVER MINERS	Non Penny
SIMO	SILICON MOTION TECHNOLOGY CP	Non Penny
SINA	SINA CORP	Penny
SIRI	SIRIUS XM RADIO INC	Penny
SIVB	SVB FINANCIAL GROUP	Non Penny
SIVR	ETFS SILVER TRUST	Non Penny
SIX	SIX FLAGS ENTMT CORP NEWCOM	Non Penny
SJM	SMUCKER JM CO	Non Penny
SJT	SAN JUAN BASIN RTY TR	Non Penny
SKF	PRO SHARES ULTRA FINANCIALS	Penny
SKT	TANGER FACTORY OUTLET CTRS I	Non Penny
SKX	SKECHERS U S A INC	Non Penny
SKYW	SKYWEST, INC.	Non Penny
SLAB	SILICON LABORATORIES INC	Non Penny
SLB	SCHLUMBERGER, LTD.	Penny
SLCA	U.S. SILICA HOLDINGS INC	Non Penny
SLG	SL GREEN REALTY CORP	Non Penny
SLGN	SILGAN HOLDINGS INC	Non Penny
SLM	SLM CORPORATION	Penny
SLV	ISHARE SILVER TRUST	Penny
SLX	VanEck Vectors Steel ETF	Non Penny
SM	SM ENERGY COMPANY	Non Penny
SMG	SCOTTS MIRACLE-GRO COMPANY	Non Penny

SMH	VANECK VECTORS SEMICONDUCTOR ETF	Penny
SMN	ProShares UltraShort Basic Materials	Non Penny
SMRT	STEIN MART INCCOM	Non Penny
SMSI	SMITH MICRO SOFTWARE INC	Non Penny
SMTC	SEMTECH CORP	Non Penny
SN	SANCHEZ ENERGY CORPORATOIN	Non Penny
SNA	SNAP-ON INC.	Non Penny
SNAP	SNAP INC.	Penny
SNBR	SLEEP NUMBER CORPORATION	Non Penny
SNE	SONY CORPORATION	Non Penny
SNN	SMITH & NEPHEW PLC	Non Penny
SNP	CHINA PETROLEUM CHEM CORP	Non Penny
SNPS	SYNOPSYS INC	Non Penny
SNR	NEW SR INVT GROUP INCCOM	Non Penny
SNV	SYNOVUS FIN CORP	Non Penny
SNY	SANOFI	Non Penny
SO	SOUTHERN COMPANY	Penny
SODA	SODASTREAM INTERNATIONAL LTD	Non Penny
SOGO	SOGOU INC	Non Penny
SOHU	SOHU.COM, INC.	Non Penny
SOL	RENESOLA LTD	Non Penny
SONC	SONIC CORP	Non Penny
SOXX	iShares PHLX Semiconductor ETF	Non Penny
SPB	SPECTRUM BRANDS HOLDINGS	Non Penny
SPG	SIMON PROPERTY GROUP INC NEW	Penny
SPGI	S&P GLOBAL, INC.	Non Penny
SPH	SUBURBAN PROPANE PARTNERS LP	Non Penny
SPLK	SPLUNK INC	Non Penny
SPN	SUPERIOR ENERGY SVCS INC	Non Penny
SPOT	SPOTIFY INC	Non Penny
SPPI	SPECTRUM PHARM INC	Non Penny
SPR	SPIRIT AEROSYS HOLD	Non Penny
SPWR	SUNPOWER CORPORATION	Penny
SPXC	SPX CORPORATION	Non Penny
SPXL	DIREXION LARGE CAP BULL 3X	Non Penny
SPXS	DIREX DLY LG CAP BEAR 3X	Non Penny
SPXU	PROSH ULTRAPRO SH S&P 500	Non Penny
SPY	SPDR S&P 500 ETF	Penny
SQ	SQUARE, INC.	Penny
SQBG	Sequential Brands Group, Inc.	Non Penny
SQM	SOCIEDAD QUIMICA Y MINERA	Non Penny
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	Non Penny
SRC	Spirit Realty Capital Inc.	Non Penny
SRCI	SRC Energy Inc.	Non Penny
SRCL	STERICYCLE INC	Non Penny
SRDX	SURMODICS INC	Non Penny

SRE	SEMPRA ENERGY	Non Penny
SRG	Seritage Growth Properties	Non Penny
SRPT	SAREPTA THERAPEUTICS INC	Penny
SRS	PRO SHARES ULTRA SHORT REAL ESTATE	Penny
SRTY	PROSHARES ULTRAPRO SHORT RUSSELL2000	Non Penny
SSNC	SS&C TECHNOLOGIES HLDGS INCCOM	Non Penny
SSO	PROSHARES TRUST ULTRA S P500	Penny
SSP	SCRIPPS E W CO OHIO	Non Penny
SSRM	SSR MINING INC	Non Penny
SSTK	SHUTTERSTOCK INC.	Non Penny
SSW	SEASPAN CORP	Non Penny
SSYS	STRATASYS LTD	Non Penny
ST	SENSATA TECHNOLOGIES HOLDING NV	Non Penny
STAA	STAAR SURGICAL COCOM PAR $0.01	Non Penny
STAR	ISTAR FINANCIAL INC	Non Penny
STAY	EXTENDED STAY AMERICA INC.	Non Penny
STI	SUNTRUST BANKS INC	Penny
STLD	STEEL DYNAMICS INC	Non Penny
STM	STMICROELECTRONICS	Non Penny
STMP	STAMPS COM	Non Penny
STNG	SCORPIO TANKERS INC.	Non Penny
STON	STONEMOR PARTNERS L PCOM UNITS	Non Penny
STOR	STORE CAP CORPCOM	Non Penny
STRA	STRAYER ED INCCOM	Non Penny
STT	STATE STREET CORP	Penny
STX	SEAGATE TECHNOLOGY INC	Penny
STZ	CONSTELLATION BRANDS INC	Non Penny
SU	SUNCOR ENERGY INC	Penny
SUM	SUMMIT MATLS INCCL A	Non Penny
SUN	SUNOCO LP	Non Penny
SUPN	SUPERNUS PHARMACEUTICALS INC	Non Penny
SVU	SUPERVALU INC	Non Penny
SVXY	PROSH SHORT VIX SHORT-TERM FUTURES ETF	Penny
SWCH	SWITCH INCCL A	Non Penny
SWIR	SIERRA WIRELESS INC	Non Penny
SWK	STANLEY BLACK & DECKER, INC.	Non Penny
SWKS	SKYWORKS SOLUTIONS INC	Non Penny
SWN	SOUTHWESTERN ENERGY CO	Penny
SYF	SYNCHRONY FINANCIAL	Non Penny
SYK	STRYKER CORPORATION	Non Penny
SYKE	SYKES ENTERPRISES INCCOM	Non Penny
SYMC	SYMANTEC CORP.	Penny
SYNA	SYNAPTICS INC	Non Penny
SYNH	SYNEOS HEALTH, INC.	Non Penny
SYX	SYSTEMAX INC	Non Penny
SYY	SYSCO CORP	Non Penny

T	AT&T, INC.	Penny
TA	TRAVELCENTERS OF AMERICA LLCCOM	Non Penny
TACO	DEL TACO RESTAURANTS	Non Penny
TAHO	TAHOE RESOURCES INC.	Non Penny
TAL	TAL EDUCATION GROUP INC	Non Penny
TAN	Guggenheim Solar ETF	Non Penny
TAP	MOLSON COORS BREWING CO	Non Penny
TBI	TRUEBLUE INCCOM	Non Penny
TBT	PROSH ULT SH LEH 20 PLUS TYS	Penny
TCAP	TRIANGLE CAPITAL CORP	Non Penny
TCF	TCF FINANCIAL CORP	Non Penny
TCPC	TCP CAP CORPCOM	Non Penny
TCS	THE CONTAINER STORE GROUP, INC.	Non Penny
TCX	TUCOWS INC.	Non Penny
TD	TORONTO DOMINION BANK	Non Penny
TDC	TERADATA CORP	Non Penny
TDG	TRANSDIGM GROUP INC	Non Penny
TDOC	TELADOC INCCOM	Non Penny
TDS	TELEPHONE & DATA SYS INCCOM	Non Penny
TDW	Tidewater, Inc.	Non Penny
TEAM	ATLASSIAN CORP PLCCL A	Non Penny
TECD	TECH DATA CORP	Non Penny
TECK	TECK RESOURCES LIMITED	Penny
TECL	DIREX DLY TECH BULL 3X SHARES	Non Penny
TECS	Direxion Daily Technology Bear 3X Shares	Non Penny
TEF	TELEFONICA S A	Non Penny
TEL	TE CONNECTIVITY LTD	Non Penny
TELL	Tellurian Inc.	Non Penny
TEN	TENNECO INC	Non Penny
TEP	TALLGRASS ENERGY PARTNERS LPCOM UNIT	Non Penny
TER	TERADYNE INC	Non Penny
TEVA	TEVA PHARMACEUTICAL INDUSTRIES	Penny
TEX	TEREX CORP NEW	Non Penny
TGB	TASEKO MINES LTD	Non Penny
TGH	TEXTAINER GROUP HOLDINGS LTDSHS	Non Penny
TGI	TRIUMPH GROUP INC NEWCOM	Non Penny
TGNA	TEGNA INC	Non Penny
TGP	TEEKAY LNG PARTNERS L PPRTNRSP UNITS	Non Penny
TGT	TARGET CORPORATION	Penny
THC	TENET HEALTHCARE CORP	Non Penny
THO	THOR INDUSTRIES INC	Non Penny
THRM	Gentherm Inc	Non Penny
THS	TREEHOUSE FOODS INCCOM	Non Penny
TIF	TIFFANY & COMPANY	Penny
TIP	iShares TIPS Bond ETF	Non Penny
TITN	TITAN MACHINERY INC	Non Penny

TIVO	TIVO INC	Non Penny
TJX	TJX COMPANIES INC NEW	Non Penny
TK	TEEKAY CORPORATION	Non Penny
TKC	TURKCELL ILETISIM HIZMETLERISPON ADR NEW	Non Penny
TKR	TIMKEN CO	Non Penny
TLRD	TAILORED BRANDS, INC.	Non Penny
TLT	ISHARES BARCLAYS 20+YR TREA BD	Penny
TM	TOYOTA MOTOR CORP	Penny
TMF	Direxion Daily 20 Year Treasury Bull 3X Shares	Non Penny
TMK	TORCHMARK CORPCOM	Non Penny
TMO	THERMO FISHER SCIENTIFIC INC	Non Penny
TMST	TIMKENSTEEL CORPCOM	Non Penny
TMUS	T-MOBILE US, INC.	Penny
TMV	DIREX DAILY 20 PLUS YR TR BEAR 3X	Non Penny
TNA	DIREXION SMALL CAPP BULL 3X	Penny
TNET	TRINET GROUP INCCOM	Non Penny
TNK	TEEKAY TANKERS LTDCL A	Non Penny
TNP	TSAKOS ENERGY NAVIGATION LTD	Non Penny
TOL	TOLL BROTHERS INC	Non Penny
TOO	TEEKAY OFFSHORE PARTNERS L PPARTNERSHIP UN	Non Penny
TOT	TOTAL S A	Non Penny
TOWN	Towne Bank	Non Penny
TPC	TUTOR PERINI CORP	Non Penny
TPH	TRI POINTE HOMES, INC.	Non Penny
TPR	TAPESTRY INC	Non Penny
TPX	TEMPUR-PEDIC INT'L INC	Non Penny
TQQQ	PROSHARES ULTRAPRO QQQ	Non Penny
TREE	LENDINGTREE ORD	Non Penny
TRGP	TARGA RESOURCES CORP.	Non Penny
TRI	THOMSON REUTERS CORPCOM	Non Penny
TRIB	TRINITY BIOTECH PLCSPON ADR NEW	Non Penny
TRIP	TRIPADVISOR INC	Non Penny
TRMB	TRIMBLE NAV LTD LTD	Non Penny
TRN	TRINITY INDUSTRIES INC	Non Penny
TROW	T ROWE PRICE GROUP INC	Non Penny
TROX	TRONOX INC	Non Penny
TRP	TRANSCANADA CORPORATION	Non Penny
TRQ	TURQUOISE HILL RESOURCES, LTD.	Non Penny
TRTN	Triton International Limited	Non Penny
TRUE	TRUECAR INCCOM	Non Penny
TRUP	TRUPANION INCCOM	Non Penny
TRV	THE TRAVELERS COMPANIES	Non Penny
TRVG	TRIVAGO	Non Penny
TRX	TANZANIAN ROYALTY EXPL CP	Non Penny
TRXC	TRANSENTERIX, INC.	Non Penny
TS	TENARIS S A	Non Penny

TSCO	TRACTOR SUPPLY CO	Non Penny
TSE	TRINSEO S ASHS	Non Penny
TSEM	TOWER SEMICONDUCTOR, LTD.	Non Penny
TSG	The Stars Group Inc.	Non Penny
TSLA	TESLA MOTROS INC	Penny
TSM	TAIWAN SEMICONDUCTOR MFG CO	Non Penny
TSN	TYSON FOODS INC	Non Penny
TSRO	TESARO, INC.	Non Penny
TSS	TOTAL SYS SVCS INCCOM	Non Penny
TSU	TIM PARTICIPACOES S ASPONS ADR PFD	Non Penny
TTD	TRADE DESK INC	Non Penny
TTEC	TELETECH HOLDINGS INC	Non Penny
TTEK	TETRA TECH INC NEW	Non Penny
TTI	TETRA TECHNOLOGIES INC DEL	Non Penny
TTM	TATA MOTORS LTD	Non Penny
TTMI	TTM TECHNOLOGIES INC	Non Penny
TTS	TILE SHOP HLDGS INCCOM	Non Penny
TTWO	TAKE TWO INTERACTIVE SOFTWARE INC	Non Penny
TUP	TUPPERWARE BRANDS CORPORATION	Non Penny
TUR	iShares MSCI Turkey ETF	Non Penny
TV	GRUPO TELEVISA	Non Penny
TVPT	TRAVELPORT WORLDWIDE LTDSHS	Non Penny
TVTY	Tivity Health, Inc.	Non Penny
TWI	TITAN INTL INC ILL	Non Penny
TWLO	TWILIO, INC.	Penny
TWM	PROSHARES ULTRA SH 2000	Non Penny
TWNK	Hostess Brands	Non Penny
TWO	TWO HARBORS INVESTMENT CORP	Non Penny
TWTR	TWITTER, INC.	Penny
TX	TERNIUM SA	Non Penny
TXMD	THERAPEUTICSMD INC.	Non Penny
TXN	TEXAS INSTRUMENTS, INC.	Penny
TXRH	Texas Roadhouse, Inc.	Non Penny
TXT	TEXTRON INC	Penny
TYL	TYLER TECHNOLOGIES INCCOM	Non Penny
TZA	DIREX DLY SMALL CAP BEAR 3X	Penny
TZOO	TRAVELZOO INC	Non Penny
UA	UNDER ARMOUR, INC. CLASS C COMM	Non Penny
UAA	UNDER ARMOUR INC	Penny
UAL	UAL CORPORATION NEW	Penny
UAN	CVR PARTNERS LPCOM	Non Penny
UBNT	UBIQUITI NETWORKS INC	Non Penny
UBS	UBS GROUP	Non Penny
UCO	PROSHS ULTRA DJ-AIG CRUD OIL	Penny
UCTT	ULTRA CLEAN HOLDINGS INC.	Non Penny
UDN	PWR SH DB US $ IND BEAR FD	Non Penny

UEC	URANIUM ENERGY CORPCOM	Non Penny
UEPS	NET 1 UEPS TECHNOLOGIES	Non Penny
UFS	DOMTAR INC	Non Penny
UGI	UGI CORP NEWCOM	Non Penny
UGL	PRO SHARES ULTRA GOLD	Non Penny
UHS	UNIVERSAL HEALTH SVR INC	Non Penny
UIS	UNISYS CORP	Non Penny
UL	UNILEVER PLC NEW	Non Penny
ULTA	ULTA SALON, COSM&FRAG INC	Non Penny
ULTI	THE ULTIMATE SOFTWARE GROUP, INC.	Non Penny
UMPQ	UMPQUA HLDGS CORPCOM	Non Penny
UN	UNILEVER NV NEW	Non Penny
UNFI	UNITED NATURAL FOODS INC	Non Penny
UNG	UNITED STATES NAT GAS FUND	Penny
UNH	UNITEDHEALTH GROUP INC.	Penny
UNIT	UNITI GROUP	Non Penny
UNM	UNUM GROUP	Non Penny
UNP	UNION PACIFIC CORP	Penny
UNT	UNIT CORP	Non Penny
UNVR	UNIVAR INCCOM	Non Penny
UPL	Ultra Petroleum Corporation Common Shares	Non Penny
UPRO	PROSHARES ULTRAPRO S&P 500	Non Penny
UPS	UNITED PARCEL SERVICES, INC.	Penny
URA	GLOBAL X FDSGLB X URANIUM	Non Penny
URBN	URBAN OUTFITTERS INC	Non Penny
URE	PROSHARES ULTRA REAL ESTATE	Penny
URI	UNITED RENTALS INC	Non Penny
USAC	USA COMPRESSION PARTNERS LP	Non Penny
USB	U.S. BANCORP	Penny
USCR	U S CONCRETE INCCOM NEW	Non Penny
USFD	US FOODS HOLDING CORP.	Non Penny
USG	USG CORPORATION	Non Penny
USMV	iShares Edge MSCI Min Vol USA ETF	Non Penny
USO	UNITED STATES OIL FUND	Penny
UTHR	UNITED THERAPEUTICS CORPORATION	Non Penny
UTI	UNIVERSAL TECHNICAL INST INCCOM	Non Penny
UTSI	UTStarcom Holdings Corp.	Non Penny
UTX	UNITED TECHNOLOGIES CORP.	Penny
UUP	PWR SHARES DB US IND BULL FD	Penny
UVE	UNIVERSAL INS HLDGS INCCOM	Non Penny
UVV	UNIVERSAL CORP VA	Non Penny
UVXY	PROSHARES ULTRA VIX SHORT TERM	Penny
UWM	PROSHARES ULTRA RUSSEL 2000	Non Penny
UYG	PROSHARES ULTRA FINANCIALS	Penny
UYM	PROSHARES ULTRA BASIC MATERI	Non Penny
V	VISA INC	Penny

VAC	MARRIOTT VACATIONS WORLDWIDE CORP.	Non Penny
VALE	VALE S A	Penny
VAR	VARIAN MEDICAL SYSTEMS INC	Non Penny
VC	VISTEON CORP	Non Penny
VCRA	VOCERA COMMUNICATIONS INCCOM	Non Penny
VEC	VECTRUS INCCOM	Non Penny
VECO	VEECO INSTRUMENTS INC	Non Penny
VEDL	Vedanta Limited	Non Penny
VEEV	VEEVA SYSTEMS, INC.	Non Penny
VEON	VEON LIMITED	Non Penny
VER	VEREIT, INC.	Non Penny
VFC	VF CORP	Non Penny
VG	VONAGE HOLDINGS CORPORATION	Non Penny
VGK	VANGUARD FTSE EUROPE ETF	Non Penny
VHC	VIRNETX HOLDING CORP	Non Penny
VIAB	VIACOM, INC. (CL B)	Non Penny
VIAV	VIAVI SOLUTIONS	Penny
VICL	VICAL, INC.	Non Penny
VIPS	VIPSHOP HOLDINGS LTD	Non Penny
VIV	Telefonica Brasil S.A.	Non Penny
VIVO	MERIDIAN BIOSCIENCE INCCOM	Non Penny
VIXM	PROSHARES TR IIVIX MDTRM FUTR	Non Penny
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF	Non Penny
VJET	VOXEUET AG ADS	Non Penny
VLO	VALERO ENERGY CORP.	Penny
VLRS	CONTROLADORA VUELA CIA DE AVSPON ADR	Non Penny
VLY	VALLEY NATL BANCORP	Non Penny
VMC	VULCAN MATERIALS CO	Non Penny
VMI	VALMONT INDS INCCOM	Non Penny
VMW	VMWARE	Non Penny
VNDA	VANDA PHARMACEUTICALS INC	Non Penny
VNET	21VIANET GROUP INC	Non Penny
VNO	VORNADO REALTY TRUST	Non Penny
VNOM	VIPER ENERGY PARTNERS LP	Non Penny
VNQ	VANGUARD REIT ETF	Non Penny
VOD	VODAFONE GROUP PLC	Penny
VOYA	VOYA FINANCIAL, INC.	Non Penny
VRA	VERA BRADLEY, INC.	Non Penny
VRML	VERMILLION INCCOM NEW	Non Penny
VRNS	VARONIS SYS INCCOM	Non Penny
VRSN	VERISIGN, INC.	Penny
VRTX	VERTEX PHARMACEUTICALS	Non Penny
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	Penny
VSAT	VIASAT INC	Non Penny
VSH	VISHAY INTERTECHNOLOGY INC	Non Penny
VSI	VITAMIN SHOPPE INC.	Non Penny

VSLR	VIVINT SOLAR, INC.	Non Penny
VSTM	VERASYSTEM, INC.	Non Penny
VSTO	VISTA OUTDOOR INCCOM	Non Penny
VTI	VANGARD TOTAL STOCK ETF	Non Penny
VTL	VITAL THERAPIES, INC.	Non Penny
VTR	VENTAS, INC.	Non Penny
VUZI	VUZIX CORPCOM NEW	Non Penny
VVUS	VIVUS INC	Penny
VVV	VALVOLINE, INC.	Non Penny
VWO	VANGUARD MSCI EMRG MKTS ETF	Non Penny
VXX	IPATH S&P 500 VIX SHORT TERM FUTURES	Penny
VXZ	IPATH S&P 500 VIX MT FUTURES ETN	Non Penny
VZ	VERIZON COMMUNICATIONS	Penny
W	WAYFAIR, INC.	Non Penny
WAB	WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORP	Non Penny
WAFD	WASHINGTON FED INC	Non Penny
WAIR	WESCO AIRCRAFT HLDGS INCCOM	Non Penny
WAT	WATERS CORP	Non Penny
WATT	ENERGOUS CORPORATE	Non Penny
WB	WEIBO CORP	Non Penny
WBA	WALGREENS BOOTS ALLIANCE, INC.	Penny
WBAI	500.COM LIMITED	Non Penny
WBC	WABCO HLDGS INCCOM	Non Penny
WCC	WESCO INTERNATIONAL INC	Non Penny
WCG	WELLCARE HEALTH PLANS INC	Non Penny
WDAY	WORKDAY INC	Non Penny
WDC	WESTERN DIGITAL CORPORATION	Penny
WDR	WADDELL & REED FINL INC	Non Penny
WEB	WEBCOM GROUP INC	Non Penny
WEC	WEC ENERGY GROUP INC	Non Penny
WELL	WELLTOWER, INC.	Non Penny
WEN	THE WENDY'S COMPANY	Non Penny
WERN	WERNER ENTERPRISES INC	Non Penny
WES	WESTERN GAS PARTNERS LPCOM UNIT LP IN	Non Penny
WETF	WISDOMTREE INVESTMENTS, INC.	Non Penny
WFC	WELLS FARGO & CO	Penny
WFT	WEATHERFORD INTERNATIONAL INC	Penny
WGO	WINNEBAGO INDS INC	Non Penny
WHR	WHIRLPOOL CORPORATION	Penny
WIFI	BOINGO WIRELESS INCCOM	Non Penny
WIN	WINDSTREAM CORP	Penny
WING	WINGSTOP INCCOM	Non Penny
WIRE	ENCORE WIRE CORP	Non Penny
WIT	WIPRO LTD	Non Penny
WIX	WIX.COM LTD	Non Penny
WLK	WESTLAKE CHEMICAL CORP	Non Penny

WLL	WHITING PETROLEUM CORP	Penny
WM	WASTE MANAGEMENT INC	Non Penny
WMB	WILLIAMS COMPANIES, INC.	Penny
WMGI	Wright Medical Group N.V.	Non Penny
WMT	WAL-MART STORES, INC.	Penny
WNC	WABASH NATL CORP	Non Penny
WOR	WORTHINGTON INDS INC	Non Penny
WP	WORLDPLAY, INC.	Non Penny
WPC	W P CAREY INC	Non Penny
WPG	WASHINGTON PRIME GROUP, INC.	Non Penny
WPM	WHEATON PREVIOUS METALS CORPORATION	Penny
WPRT	WESTPORT FUEL SYSTEMS INC	Non Penny
WPX	WPX ENERGY	Non Penny
WPZ	WILLIAMS PARTNERS L.P.	Non Penny
WRB	BERKLEY W R CORPCOM	Non Penny
WRD	WILDHORSE RESOURCE DEV CORPCOM	Non Penny
WRE	WASHINGTON REAL ESTATE INVT	Non Penny
WRI	WEINGARTEN RLTY INVS	Non Penny
WRK	WESTROCK COCOM	Non Penny
WSBF	WATERSTONE FINL INC MDCOM	Non Penny
WSM	WILLIAMS SONOMA INC	Non Penny
WSO	WATSCO INC	Non Penny
WTI	W T OFFSHORE INC	Non Penny
WTR	AQUA AMERICA INC	Non Penny
WTW	WEIGHT WATCHERS INTERNATIONAL INC	Non Penny
WU	WESTERN UNION CO THE	Non Penny
WUBA	58.COM, INC.	Non Penny
WWD	Woodward, Inc.	Non Penny
WWE	WORLD WRESTLING ENTERTAINMENT, INC.	Non Penny
WY	WEYERHAEUSER CO	Non Penny
WYND	WYNDHAM DESTINATIONS, INC.	Non Penny
WYNN	WYNN RESORTS LTD	Penny
X	UNITED STATES STEEL CORP	Penny
XBI	SPDR S&P BIOTECH ETF	Penny
XEC	CIMAREX ENERGY CO	Non Penny
XEL	XCEL ENERGY INCORPORATED	Non Penny
XHB	SPDR SER TR SP HOMEBUILDERS	Penny
XHR	XENIA HOTELS & RESORTS INCCOM	Non Penny
XIN	XINYUAN REAL ESTATE CO LTDSPONS ADR	Non Penny
XL	XL GROUP PLC	Penny
XLB	SPDR FD MATERIALS SELECT SECT	Penny
XLE	ENERGY SELECT SECTOR SPDR	Penny
XLF	FINANCIAL SELECT SECTOR SPDR FUND	Penny
XLI	SPDR FD INDUSTRIAL	Penny
XLK	SPDR FD TECHNOLOGY	Penny
XLNX	XILINX INC	Penny

XLP	SPDR FD CONSUMER STAPLES	Penny
XLRE	Real Estate Select Sector SPDR	Non Penny
XLU	SPDR FD UTILITIES	Penny
XLV	SPDR FD HLTHCARE SELECT	Penny
XLY	SELECT SCTR SPDR FD CONS DISCR	Penny
XME	SPDR SER TR S&P METALS & MINING	Penny
XNET	XUNLEI LTD	Non Penny
XOM	EXXON MOBIL CORP	Penny
XON	INTREXON CORPORATION	Non Penny
XONE	EXONE COMPANY	Non Penny
XOP	SPDR SER TR S&P OIL & GAS EXP & PROD	Penny
XOXO	XO Group Inc.	Non Penny
XPER	XPERI CORPORATION	Non Penny
XPO	XPO LOGISTICS	Non Penny
XRAY	DENTSPLY INTL INC NEW	Non Penny
XRT	SPDR S P RETAIL	Penny
XRX	XEROX CORP	Penny
XSPA	XPRESSPA GROUP, INC.	Penny
XXII	22ND CENTY GROUP INCCOM	Non Penny
YANG	Direxion Daily FTSE China Bear 3X Shares	Non Penny
YCS	PROSHARES ULTRASHORT YEN	Non Penny
YELP	YELP INCORPORATED	Penny
YGE	YINGLI GREEN ENERGY	Non Penny
YINN	Direxion Daily FTSE China Bull 3X Shares	Non Penny
YNDX	YANDEX N.V. CL A	Non Penny
YPF	YPF SOCIODAD ANONIMA	Non Penny
YRCW	YRC WORLDWIDE, INC.	Penny
YRD	YIRENDAI LTDSPONSORED ADR	Non Penny
YUM	YUM BRANDS INC	Penny
YUMC	YUM CHINA HLDGS INCCOM	Non Penny
YY	YY, INC.	Non Penny
Z	ZILLOW GROUP, INC. CLASS C	Non Penny
ZAGG	ZAGG INCORPORATED	Non Penny
ZAYO	ZAYO GROUP HOLDINGS, INC.	Non Penny
ZBH	ZIMMER BIOMET HOLDINGS INC	Non Penny
ZBRA	ZEBRA TECH CORP	Non Penny
ZEN	ZENDESK, INC.	Non Penny
ZEUS	OLYMPIC STEEL INC	Non Penny
ZG	ZILLOW GROUP, INC.	Non Penny
ZGNX	ZOGENIX, INC.	Non Penny
ZION	ZIONS BANCORP	Penny
ZIOP	ZIOPHARM ONCOLOGY INC	Non Penny
ZNGA	ZYNGA INC	Penny
ZOES	ZOE'S KITCHEN, INC.	Non Penny
ZSL	PROSHARES ULTRASHORT SILVER	Non Penny
ZTO	ZTO EXPRESS (CAYMAN) INC.	Non Penny

ZTS	ZOETIS INC	Non Penny
ZUMZ	ZUMIEZ INC	Non Penny
ZYNE	ZYNERBA PHARMACEUTICALS	Non Penny